

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

T H A I L A N D



เอ.เอ็ม.ที. แอสโซซิเอท
A.M.T. & ASSOCIATES
ACCOUNTING MANAGEMENT & TAX SERVICES



RECEIVED
2010 SEP -9 P 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES

T H A I L A N D

FINANCIAL STATEMENTS

FOR THE THREE - MONTH AND SIX - MONTH PERIODS ENDED JUNE 30, 2010

AND

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

EXPRESSED IN

THAI BAHT



A. M. T. & Associates

สำนักงาน เอ. เอ็ม. ที. แอสโซซิเอท

Accounting Management & Tax Services
491/27 Silom Plaza, Silom Road, Bangruk, Bangkok 10500, Thailand.
Tel: +66 (0) 2234-1676, 2234-1678, 2237-2132 • Fax: +66 (0) 2237-2133

REVIEW REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders of TT&T Public Company Limited

I have reviewed the accompanying consolidated balance sheet of TT&T Public Company Limited and its subsidiaries as of June 30, 2010, the related consolidated statements of income for the three-month and six-month periods ended June 30, 2010, and the related consolidated statements of changes in shareholders' equity and cash flows for the six-month period ended June 30, 2010. I have also reviewed the separate financial statements of TT&T Public Company Limited for the same period. These financial statements are the responsibility of management of the Company and its subsidiaries as to their correctness and the completeness of the presentation. My responsibility is to report on these financial statements based on my review.

Except as discussed in the following paragraphs, I conducted my review in accordance with the standard on auditing applicable to review engagements. These standards require that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Company's and its subsidiaries' personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, I do not express an opinion.

(a) As described in Note 1.2 and Note 9 to the financial statements, the Company defaulted on repayment of loans amounting to approximately Baht 7,944 million and default interest, calculated by the Company on the outstanding loans from the due dates up to June 30, 2010, amounting to approximately Baht 642 million. On July 28, 2008, the Security Agent notified that all of the loans and accrued interest were immediately due and payable on the date of the notice, and the Company consequently classified all of the loans as current liabilities. However, the Company has not recorded additional default interest, which can be applied on the whole amount of the loans rather than the scheduled repayments, amounting to approximately Baht 1,836 million as of June 30, 2010. For the three-month and six-month periods ended June 30, 2010, the Company and its subsidiaries incurred losses from operations amounting to approximately Baht 1,264 million and Baht 1,562 million respectively (the Company only: Baht 1,480 million and Baht 1,856 million respectively), and as of June 30, 2010, the Company and its subsidiaries had current liabilities approximately Baht 18,203 million in excess of current assets (the Company only: Baht 18,018 million). Due to these factors, the Company submitted a petition for debt rehabilitation to the Central Bankruptcy Court. On July 22, 2009, the Central Bankruptcy Court appointed P Planner Co., Ltd. as the rehabilitation plan preparer, and at the present, the rehabilitation plan preparer is in the process of preparing to take over management and control of the subsidiaries of the Company. On October 29, 2009, the creditors filed claims in an aggregate amount of Baht 61,134 million, while as of June 30, 2010, the Company has total liabilities of Baht 25,224 million recorded in the financial statements. The Company is in the process of inspecting and disputing with claims which the Company disagrees at the proof of debt stage of the rehabilitation process. The ability of the Company and its subsidiaries to continue their businesses as going concerns depends upon the success on the rehabilitation plan. However, the accompanying financial statements have been prepared under the going concern basis assuming that the Company and its subsidiaries will be able to continue their business operations as going concerns and their assets will be realised and their liabilities discharged in the ordinary course of business without any compulsory actions. In addition, the above circumstances may directly affect the valuation of deferred costs of equipment and other assets, which may have been impaired, and the valuation and status of liabilities. The impact of such events cannot be assessed at this time.



(b) As described in Note 13.2 to the financial statements, the Company earns income from other value added services, for which some of the sharing rates are still under negotiation and/or being arranged with the concession provider. As described in Note 4 to the financial statements, as of June 30, 2010, the outstanding balances of such transactions were approximately Baht 493 million. The recording of the related revenues recognised to date and their collectability from the concession provider depend on the outcome of negotiation of the sharing rates with the concession provider.

(c) As described in Note 17 to the financial statements, the Company has ongoing disputes with the concession provider. Claims totaling Baht 38,709 million, which form an integral part of the claims lodged by creditors described in paragraph (a), have been lodged by the concession provider against the Company through filed claims for settlement of debts under the business rehabilitation, and claims amounting to Baht 26,332 million have been lodged by the Company against the concession provider. The Company received a ruling from the Thai Arbitration Institute that the Company should receive such amount; and at the present, the dispute is in the process of being considered by the Central Administrative Court. The Company has not recorded these amounts in the accounts.

(d) As described in Note 3 and Note 4 to the financial statements, the Company recorded receipt of the transfer of promissory notes amounting to Baht 707 million from a related company. In addition, the Company recorded receipt of notification of the transfer of rights in the trade receivable between a subsidiary of the Company and the related company amounting to Baht 170 million. The Company notified the concession provider of such settlements for data communication network service fees on behalf of the concession service provider. To date, the Company has not made payment to the concession provider. However, the Company, acting through the plan preparer, cancelled the promissory notes and refused the transfer of rights in the outstanding payable between the Company and the subsidiary to the related company, and included these matters in the rehabilitation plan so that the plan preparer can request the Central Bankruptcy Court to revoke such transactions, which put other creditors at a disadvantage, and to notify creditors under the previous debt restructuring agreements to take the relevant actions. Moreover, the Company and the subsidiary entered into agreements to change the circuit rental rate, telecommunication network service rate and service conditions in certain agreements. However, the Company, through the rehabilitation plan preparer, believes that these agreements to change rates are not fair to the Company. The aforementioned actions were performed when the Company was under the business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a plan preparer. The Company, through the rehabilitation plan preparer, is in process of taking legal action, of which the result is not yet known, and the Company has therefore continued to record data communication network services fees in accordance with the previous agreement.

(e) As described in Note 4 and Note 7 to the financial statements, as of December 31, 2009 a subsidiary had outstanding trade account receivable balances amounting to Baht 120 million and the allowance for doubtful accounts had been recorded in the amount of Baht 118 million due to the debtors are long outstanding and/or no longer use the services of the subsidiary but using the services of the Company instead. However, during the 1st and 2nd quarter of year 2010, the amount of Baht 32 million had been paid to the subsidiary and/or the subsidiary issued the credit note. Therefore, the subsidiary had adjusted to reduce the allowance for doubtful accounts of the said amount to the consolidated income statement. In addition, the subsidiary had equipment to provide these services amounting to Baht 247 million, and also set aside full allowance for impairment for this equipment because the subsidiary was unable to identify the existence of such equipment. However the rehabilitation plan preparer of the Company believes that such equipment is still used to provide the services to customers and the Company has therefore reversed allowance for impairment of such equipment in the same amount in the consolidated financial statement. At present, the rehabilitation plan preparer is in the process of taking over control of the subsidiary, and is therefore unable to determine appropriate amounts of allowance for doubtful accounts and to verify the existence of the equipment. I was unable to perform review procedures to satisfy myself as to the trade accounts receivable accounts and equipment accounts, and this constitutes a limitation of scope imposed by circumstance at this stage.

Because the uncertainties described in paragraphs (a), (b), (c), (d) and the limitation imposed by circumstance described in paragraph (e) could have a material adverse effect on the consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited, the impact of which cannot be determined at this stage, I was unable to reach any conclusion as a result of my review of the financial statements for the three-month and six-month periods ended June 30, 2010.

In addition, I drew attention to note 7 to the financial statements, that during the current period, the Company has transferred network equipment under the CC&B Project, net book value as of March 31, 2010 amounting to Baht 597.93 million, to non-useable network equipment and recorded allowance for impairment in full amount in the income statement.

The consolidated financial statements of TT&T Public Company Limited and its subsidiaries, and the separate financial statements of TT&T Public Company Limited for the year ended December 31, 2009 were audited by another auditor who, under his report dated February 26, 2010, was unable to express an opinion on the financial statements referred to above, because of the alike uncertainties described in the paragraphs (a), (b), (c), (d) and the limitation imposed by circumstance described in paragraph (e). The consolidated and separate balance sheets as of December 31, 2009, as presented herein for comparative purposes, formed an integral part of the financial statements which that auditor audited and reported on. I have not performed any other audit procedures subsequent to such report date.

The consolidated statements of income for the three-month and six-month periods ended June 30, 2009, and the related consolidated statements of changes in shareholders' equity and cash flows for the six - month period ended June 30, 2009 of TT&T Public Company Limited and its subsidiaries and the separate financial statements of TT&T Public Company Limited, as presented herein for comparative purposes, formed an integral part of the interim financial statements which were reviewed by the aforementioned auditor who reported, under his report dated August 14, 2009, that because the alike uncertainties described in paragraphs (a), (b) and (c) he was unable to reach any conclusion as a result of his review of the financial statements for the three-month and six-month periods ended June 30, 2009, and drew attention to the matters relating to the settlement of outstanding balances between the company, related companies and the concession provider, including the changes of circuit rental rate, telecommunication network service rate and service conditions in the agreement, as alike events described in paragraph (d).



(NATSARAK SAROCHANUNJEEN)
Certified Public Accountant
Registration No. 4563

A.M.T. & ASSOCIATES
Bangkok, Thailand
August 9, 2010



TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
BALANCE SHEETS

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
Assets					
Current assets					
Cash and cash equivalents		90,934	101,207	7,850	7,563
Current investments - deposits with financial institutions	2	2,303,769	1,792,831	2,143,948	1,791,131
Trade accounts receivable					
Related parties	3, 4	281,273	227,010	715,998	700,348
Unrelated parties	4	3,724,892	3,361,060	3,345,256	2,917,387
Total trade accounts receivable		4,006,165	3,588,070	4,061,254	3,617,735
Less: Allowance for doubtful accounts	4	(515,379)	(578,389)	(457,947)	(324,882)
Trade accounts receivable - net		3,490,786	3,009,681	3,603,307	3,292,853
Amounts due from related parties - net	3	271,577	231,723	568,290	544,752
Inventories - net		270,870	299,554	264,487	299,555
Other current assets					
Withholding tax		286,192	243,778	242,205	201,159
Input tax pending payments		190,408	177,542	103,612	90,713
Prepaid expenses		105,535	96,492	89,374	62,369
Others		66,313	88,227	34,858	27,570
Total current assets		7,076,384	6,041,035	7,057,931	6,317,665
Non-current assets					
Investments in subsidiaries - net	5	-	-	-	-
General investments - related party	6	27,480	27,480	9,999	9,999
Property, plant and equipment - net	7	3,942,174	4,874,994	3,555,354	4,417,219
Deferred costs of equipment - net	8	19,105,779	20,227,253	19,141,031	20,264,157
Other non-current assets		89,388	97,510	56,492	59,718
Total non-current assets		23,164,821	25,227,237	22,762,876	24,751,093
Total assets		30,241,205	31,268,272	29,820,807	31,068,758

The accompanying notes to interim financial statements are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
BALANCE SHEETS

(Unit: Thousand Baht)

	Note	Consolidated financial statements		Separate financial statements	
		June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
Liabilities and shareholders' equity					
Current liabilities					
Trade accounts payable					
Related parties	3	1,598,764	1,642,211	1,494,992	1,490,837
Unrelated parties		1,873,961	1,610,426	1,124,477	894,885
Total trade accounts payable		3,472,725	3,252,637	2,619,469	2,385,722
Amounts due to related parties	3	10,277	12,038	851,372	849,617
Loans due upon demand	9	18,469,728	18,698,542	18,469,728	18,698,542
Current portion of liabilities under finance lease agreements	10	64,360	95,305	49,909	42,869
Other current liabilities					
Accrued interest expenses	9	2,813,888	2,221,590	2,813,864	2,221,517
Unearned revenue		72,189	78,500	33,407	20,157
Undue output tax		190,624	181,154	103,287	92,267
Accrued expenses		98,264	66,843	64,294	62,154
Other payable		67,714	79,642	55,872	65,068
Others		19,215	41,211	14,652	17,046
Total current liabilities		25,278,984	24,727,462	25,075,854	24,454,959
Non-current liabilities					
Liabilities under finance lease agreements, net of current portion	10	148,032	165,056	148,032	160,841
Total non-current liabilities		148,032	165,056	148,032	160,841
Total liabilities		25,427,016	24,892,518	25,223,886	24,615,800
Shareholders' equity					
Share capital					
Registered					
7,000,000,000 ordinary shares of Baht 10 each		70,000,000	70,000,000	70,000,000	70,000,000
Issued and fully paid-up					
3,242,484,261 ordinary shares of Baht 10 each		32,424,843	32,424,843	32,424,843	32,424,843
Premium on ordinary shares		9,360,300	9,360,300	9,360,300	9,360,300
Discount on ordinary shares		(8,881,760)	(8,881,760)	(8,881,760)	(8,881,760)
Retained earnings					
Appropriated - statutory reserve		63,358	63,358	63,358	63,358
Unappropriated (deficit)		(28,152,552)	(26,590,987)	(28,369,820)	(26,513,783)
Total shareholders' equity		4,814,189	6,375,754	4,596,921	6,452,958
Total liabilities and shareholders' equity		30,241,205	31,268,272	29,820,807	31,068,758

The accompanying notes to interim financial statements are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Unit: Thousand Baht)

	Consolidated financial statements					
				Retained earnings		
	Issued and fully paid-up share capital	Premium on ordinary shares	Discount on ordinary shares	Statutory reserve	Unappropriated (deficit)	Total
Balance as of December 31, 2008 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(24,102,217)	8,864,524
Net loss for the period	-	-	-	-	(1,300,415)	(1,300,415)
Balance as of June 30, 2009	32,424,843	9,360,300	(8,881,760)	63,358	(25,402,632)	7,564,109
Balance as of December 31, 2009 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(26,590,987)	6,375,754
Net loss for the period	-	-	-	-	(1,561,565)	(1,561,565)
Balance as of June 30, 2010	32,424,843	9,360,300	(8,881,760)	63,358	(28,152,552)	4,814,189

The accompanying notes to interim financial statements
are an integral part of these interim statements. 

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Unit: Thousand Baht)

	Separate financial statements					
				Retained earnings		
	Issued and fully paid-up share capital	Premium on ordinary shares	Discount on ordinary shares	Statutory reserve	Unappropriated (deficit)	Total
Balance as of December 31, 2008 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(24,187,252)	8,779,489
Net loss for the period	-	-	-	-	(1,156,474)	(1,156,474)
Balance as of June 30, 2009	32,424,843	9,360,300	(8,881,760)	63,358	(25,343,726)	7,623,015
Balance as of December 31, 2009 (Audited)	32,424,843	9,360,300	(8,881,760)	63,358	(26,513,783)	6,452,958
Net loss for the period	-	-	-	-	(1,856,037)	(1,856,037)
Balance as of June 30, 2010	32,424,843	9,360,300	(8,881,760)	63,358	(28,369,820)	4,596,921

The accompanying notes to interim financial statements
are an integral part of these interim statements.



"UNAUDITED BUT REVIEWED"

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Unit: Thousand Baht, except basic loss per share expressed in Baht)

		Consolidated financial statements		Separate financial statements	
	Note	2010	2009	2010	2009
Revenues					
Revenues from Telephone Services					
Expansion Joint-Investment Agreement	*13*	849,704	861,950	849,704	861,950
Revenues from telecommunication services	*1.2, 3*	163,230	719,343	-	-
Sales and services income		13,645	87,970	9,150	953
Exchange gains		-	373,391	-	368,586
Other income		4,523	41,398	3,224	95,237
Total revenues		1,031,102	2,084,052	862,078	1,326,726
Expenses					
Cost of sales and services	*1.2, 3*	1,124,187	1,724,848	982,260	1,113,598
Selling and servicing expenses	*1.2, 3*	26,914	89,022	26,849	21,129
Administrative expenses		214,745	360,256	399,843	274,814
Exchange losses		14,883	-	14,920	-
Impairment losses on equipment	*7*	597,933	84,686	597,933	-
Management benefit expenses		4,739	6,511	4,739	6,511
Total expenses	*14*	1,983,401	2,265,323	2,026,544	1,416,052
Loss before share of income from investments in associate, finance cost and corporate income tax		(952,299)	(181,271)	(1,164,466)	(89,326)
Share of income from investments in associate		-	10,886	-	-
Loss before finance cost and corporate income tax		(952,299)	(170,385)	(1,164,466)	(89,326)
Finance cost		(315,933)	(272,600)	(315,829)	(271,650)
Loss before corporate income tax		(1,268,232)	(442,985)	(1,480,295)	(360,976)
Reversal of corporate income tax (corporate income tax)		3,792	(16,707)	-	-
Net loss for the period		(1,264,440)	(459,692)	(1,480,295)	(360,976)
Basic loss per share	*15*				
Net loss		(0.390)	(0.142)	(0.457)	(0.111)

The accompanying notes to interim financial statements
are an integral part of these interim statements. 

"UNAUDITED BUT REVIEWED"

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Unit: Thousand Baht, except basic loss per share expressed in Baht)

	Note	Consolidated financial statements		Separate financial statements	
		2010	2009	2010	2009
Revenues					
Revenues from Telephone Services					
Expansion Joint-Investment Agreement	*13*	1,663,265	1,771,692	1,663,265	1,771,692
Revenues from telecommunication services	*1.2, 3*	385,322	1,635,674	-	-
Sales and services income		28,742	156,732	18,679	1,694
Exchange gains		246,634	224,660	244,571	222,175
Dividend income from investments in associate		-	-	-	49,900
Other income		152,678	68,239	76,325	187,985
Total revenues		2,476,641	3,856,997	2,002,840	2,233,446
Expenses					
Cost of sales and services	*1.2, 3*	2,280,617	3,518,945	1,969,646	2,101,500
Selling and servicing expenses	*1.2, 3*	49,213	178,249	49,010	58,786
Administrative expenses		440,722	790,474	606,641	642,055
Impairment losses on equipment	*7*	597,933	84,686	597,933	-
Management benefit expenses		9,357	13,459	9,357	13,459
Total expenses	*14*	3,377,842	4,585,813	3,232,587	2,815,800
Loss before share of income from investments in associate, finance cost and corporate income tax		(901,201)	(728,816)	(1,229,747)	(582,354)
Share of income from investments in associate		-	20,861	-	-
Loss before finance cost and corporate income tax		(901,201)	(707,955)	(1,229,747)	(582,354)
Finance cost		(627,221)	(574,441)	(626,290)	(574,120)
Loss before corporate income tax		(1,528,422)	(1,282,396)	(1,856,037)	(1,156,474)
Corporate income tax		(33,143)	(18,019)	-	-
Net loss for the period		(1,561,565)	(1,300,415)	(1,856,037)	(1,156,474)
Basic loss per share	*15*				
Net loss		(0.482)	(0.401)	(0.572)	(0.357)

The accompanying notes to interim financial statements
are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
CASH FLOW STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
Cash flows from operating activities				
Net loss before corporate income tax	(1,528,422)	(1,282,396)	(1,856,037)	(1,156,474)
Adjustments to reconcile net loss before tax				
to net cash provided by (paid from) operating activities				
Depreciation and amortisation	1,502,703	1,583,717	1,450,383	1,506,433
Adjustment for increase (decrease) in doubtful accounts	(62,999)	70,880	153,564	(1,439)
Bad debt	43,597	-	43,597	-
Reversal of allowance for inventories obsolescences	(151)	(210)	(151)	(210)
Allowance for impairment of equipment	597,933	84,686	597,933	-
Unrealised exchange gains	(246,634)	(224,660)	(244,570)	(222,175)
Dividend income from investments in associate	-	-	-	(49,900)
Share of income from investments in associate	-	(20,861)	-	-
Gain on sales of equipment	(91,435)	(1,061)	(101)	(1,001)
Interest expenses	627,221	574,441	626,290	574,120
Income from operating activities before changes in				
operating assets and liabilities	841,813	784,536	770,908	649,354
Operating assets (increase) decrease				
Trade accounts receivable	(461,688)	(859,754)	(487,116)	(495,956)
Amounts due from related parties	(39,854)	(71,210)	(44,026)	(332,892)
Inventories	23,184	8,561	29,568	26,715
Other current assets	(11)	(76,429)	(47,204)	(89,650)
Other non-current assets	3,470	2,256	3,226	1,673
Operating liabilities increase (decrease)				
Trade accounts payable	218,812	712,598	230,409	615,261
Amounts due to related parties	(1,761)	9,465	1,479	182,589
Other current liabilities	(32,487)	89,158	14,819	(30,069)
Cash from operating activities	551,478	599,181	472,063	527,025
Cash paid for withholding tax	(42,413)	(55,897)	(41,046)	(35,138)
Net cash from operating activities	509,065	543,284	431,017	491,887

The accompanying notes to interim financial statements
are an integral part of these interim statements.

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
CASH FLOW STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

(Unit: Thousand Baht)

	Consolidated financial statements		Separate financial statements	
	2010	2009	2010	2009
Cash flows from investing activities				
Increase in current investments	(510,938)	(382,919)	(352,817)	(389,251)
Dividend income from investments in associate	-	49,900	-	49,900
Acquisition of property, plant and equipment	(29,566)	(226,185)	(28,171)	(47,905)
Proceeds from sales of equipment	114,469	1,129	105	1,068
Increase in deferred cost of equipment	(13,564)	(98,442)	(13,564)	(105,699)
Net cash used in investing activities	(439,599)	(656,517)	(394,447)	(491,887)
Cash flows from financing activities				
Interest paid	(15,828)	(8,856)	(14,571)	-
Repayment of liabilities under finance lease agreements	(63,911)	(24,392)	(21,712)	-
Net cash from (used in) financing activities	(79,739)	(33,248)	(36,283)	-
Net increase (decrease) in cash and cash equivalents	(10,273)	(146,481)	287	-
Cash and cash equivalents at beginning of period	101,207	252,585	7,563	5,133
Cash and cash equivalents at end of period	90,934	106,104	7,850	5,133
Supplement cash flows information				
Non - cash transaction				
- The Company and its subsidiary acquired motor vehicles under finance lease agreements	15,943	-	15,943	-

- In June 2009, TT&T Subscriber Services Co., Ltd. a subsidiary, made payments of telecommunication network services payable to Triple T Broadband Plc., an associate, in form of promissory notes, issued by the Company, and the assignment of rights to receive payments from the Company, totaling approximately Baht 878 million. In addition, the Company received payments of circuit rental payable, in form of the aforementioned promissory notes and the assignment of rights to receive payments from the Company itself, which the amounts received are to be paid to the concession provider, from Triple T Broadband Plc.

The accompanying notes to interim financial statements are an integral part of these interim statements. 

TT&T PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE-MONTH AND SIX-MONTH PERIODS ENDED JUNE 30, 2010 AND 2009

1. General information

1.1 Corporate information

TT&T Public Company Limited, ("the Company"), is a public company incorporated and domiciled in Thailand. The Company is principally engaged in the Joint-Undertaking of and investments in the Expansion Project of Telephone Services with TOT Public Company Limited ("TOT" or "the concession provider") in the Kingdom's provincial areas. Its major shareholder is Jasmine International Public Company Limited, which was incorporated in Thailand. The Company's registered address is 252/30 Muang Thai-Phatra Complex Tower 1, Floor 24, Ratchadaphisek Road, Huaykwang, Bangkok.

1.2 Results of operations, rehabilitation and fundamental accounting assumptions

The operating revenues (excluding exchange gains) of the Company and its subsidiaries in the 2nd quarter of 2010 were lower than in same quarter of 2009, as a result of a decline in revenues under the Telephone Services Expansion and Joint-Investment Agreement and, in particular, a decline in telecommunication network services income caused by the amendment of the service agreement with a related company executed in 2009, as described in Note 3 to the financial statements. A consequences of this included changes in the structure of revenue and cost of services of the telecommunication network service and high speed Internet service. As of June 30, 2010, the Company and its subsidiaries had current liabilities approximately Baht 18,203 million (the Company only: Baht 18,018 million) in excess of current assets. In addition, the Company had outstanding long term loans totaling Baht 18,470 million, of which Baht 7,944 million are in default of the repayment terms originally scheduled, as described in the Note 9 to the financial statements.

The Company has encountered liquidity problems as a result of mismatches between the Company's cash flows and debt service obligations under the loan agreements. The Company tried to propose a number of adjusted repayment plans on various occasions but could not reach mutual agreement with the creditors. On March 27, 2008, the Security Agent notified the Company of their receipt of an Instructing Creditor Notice dated March 25, 2008 from one of the creditors, demanding enforcement of security on the grounds that the Company had breached agreements. To ensure continuity of the business operations and to serve debt restructuring purposes, including the establishment of new debt service conditions appropriate to the Company's cash flow position, the Company, on April 22, 2008, filed a business rehabilitation petition with the Central Bankruptcy Court. As a result, the Company had to suspend payments of interest since April 2008, as well as suspending payment of loan principal due in June 2008, December 2008, June 2009, December 2009 and June 2010, pursuant to clause 90/12 (9) of the Bankruptcy Act B.E. 2483.

On November 7, 2008, the Central Bankruptcy Court ordered the Company to enter the business rehabilitation process and ordered the Official Receiver to call a creditors' meeting to consider appointing a plan preparer. On January 14, 2009, the Official Receiver announced a resolution of a creditors' meeting that the Company be appointed as plan preparer. The Official Receiver was to subsequently report the resolution of the creditors' meeting to the Central Bankruptcy Court for review and to issue of an appointment of plan preparer order thereafter. However, On April 8, 2009, the Central Bankruptcy Court rejected the Company as the proposed plan preparer, and ordered the Official Receiver to hold a creditors' meeting again within 40 days to select a new rehabilitation plan preparer, to be proposed by the creditors or the debtors, pursuant to clause 90/17 interval 3 of the Bankruptcy Act B.E. 2483 and report to the Court within 3 days from the meeting date. During the time when the plan preparer had not yet been appointed, the Central Bankruptcy Court appointed the current management of the Company as the Interim Executive with power and duties in managing the business and assets of the debtor under the supervision of the Official Receiver, until the plan preparer was appointed.



Subsequently, on 22 July 2009, the Central Bankruptcy Court had an order to appoint P Planner Co., Ltd. as a new rehabilitation plan preparer for the Company which was in conformity with the resolution of the creditors' meeting held on May 18, 2009, voted by the majority which was equal to no less than two-third of total liabilities, that P Planner Co., Ltd. was appointed as plan preparer. On September 29, 2009, the Official Receiver published an advertisement of the appointment order in the Government Gazette. The creditors may file claims for settlement of debts under the business rehabilitation within one month after the appointment of the plan preparer is announced, and on October 29, 2009, the creditors filed claims in aggregate amount of Baht 61,134 million, including creditors in the US dollar currency amounting to USD 255 million or the equivalent to Baht 8,993 million (1 US dollar equal to Baht 35.16) and creditors in the Thai Baht currency amounting to Baht 52,141 million. The Official Receiver will then examine the claims and render one of the following orders 1) to dismiss the claim for settlement of debts or, 2) to allow settlement of debt in full amount or, 3) to allow partial settlement of debt. Interested persons may file objections against the Official Receiver's orders with the court within 14 days after the date of acknowledgement of the Official Receiver's order. Moreover, the plan preparer is in the process of preparing to take over management and control of the subsidiaries, as described in Note 3 to the financial statements.

The plan preparer is then to prepare and submit a rehabilitation plan to the Official Receiver, who will call a creditors' meeting to consider the plan, in accordance with Clause 90/43 of the Bankruptcy Act B.E. 2483, which states that within three months after the appointment of the plan preparer is announced in the Government Gazette, the plan preparer is to submit a plan to the Official Receiver and have sufficient copies sent to all the creditors and the debtors. The Court may extend the time limit up to two more times, with each extension not to exceed one month. After receiving the plan from the plan preparer, the Official Receiver is to call a meeting of creditors with voting rights as soon as possible, in order to discuss whether to accept the plan or how to revise it. If a majority of the creditors vote not to accept the plan, abstain or do not attend the meeting, the Court may cancel the order granting business rehabilitation.

On February 26, 2010, the plan preparer submitted petition for submission of the Business Rehabilitation Plan to the Central Bankruptcy Court within the period required by law.

On April 8, 2010, the Official Receiver held creditor meeting for those who entitle to voting right. The plan preparer explained detail of the Business Rehabilitation Plan and addressed questions from attending creditors. With respect that some creditors filed the objected on the classification of creditors to the Central Bankruptcy Court, the Official Receiver then had necessity to wait for order from the Central Bankruptcy Court dated April 28, 2010 before the creditor meeting to vote accept or reject of the Plan has subsequently been organized.

Later, on April 28, 2010, the Central Bankruptcy Court testified creditors' objection on the classification of creditors and ordered the objecting creditors to submit additional petition for court judgment within 14 days and made appointment to issue a writ by June 2, 2010.

On June 2, 2010, the court ordered to arrange a reclassification of creditors within 30 days. The plan preparer has finished reclassification in compliance with the writ on July 2, 2010. Later, the Company, acting through the plan preparer, has submitted petition for amendment of the Rehabilitation Plan to the official receiver on July 7, 2010. The official receiver made appointment to schedule a creditor meeting for considering consider the Revised Rehabilitation Plan by August 11, 2010.

Currently, the Company is still complying with the conditions of the loan agreements by submitting the operating expenses budget to the Instructing Group for monthly approval under the Cash Flow Monitoring Procedures.

The management believes that the preparation of financial statements based upon the assumption of continuity of business operations is appropriate. The management believes that the Company will successfully complete the business rehabilitation process and will be successful in its attempt to increase future revenue from telecommunication network services and Internet services, with a focus on marketing strategies. In addition, the Company is concentrating on reducing operating costs and financial restructuring. However, the situation remains uncertain and might impact the Company's future operations and the continuity of such operations. The ultimate outcome of this matter is currently indeterminable. These financial statements have been prepared based on the management's assessment of the situation to date. Nonetheless, actual outcomes may significantly differ from management's current projection. The financial statements have also been prepared on the assumptions that the Company and its subsidiaries will continue their operations as going concerns.

1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (revised 2007) "Interim financial statements", with the Company choosing to present condensed interim financial statements. However, the Company has presented the balance sheets, the statements of changes in shareholders' equity, income and cash flows in the same format as that used for the annual financial statements.

The interim financial statements are intended to provide information additional to that included in the latest annual financial statements. Accordingly, they focus on new activities, events, and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.4 Basis of consolidation

These consolidated financial statements include the financial statements of the Company and its subsidiaries and have been prepared on the same basis as that applied for the consolidated financial statements for the year ended December 31, 2009, with no structural changes related to subsidiaries occurring during the current period.

1.5 Adoption of new accounting standards

In May 2009, the Federation of Accounting Professions (FAP) has issued Notifications No. 12/2552 regarding the renumbering of Thai Accounting Standards to match correspondingly with the International Accounting Standards. Therefore the numbers of Thai Accounting Standards as used in these financial statements are corresponding to those according to this notification.

In May 2010, the Federation of Accounting Professions (FAP) has issued Notifications No. 17/2553 regarding Accounting Standards and Financial Reporting Standards (revised 2009) which have been published in the Royal Gazette as follows :

1) An accounting standard which is effective for the current period as follows :

Framework for the Preparation and Presentation of Financial Statements (revised 2009)

However, the management of the Company and it subsidiaries has assessed the effect of this accounting standard, and believes that they do not have any significant impact on the financial statements for the current period.

2) Accounting standards and financial reporting standards which are not effective for the current year as follows :

		Effective date
Accounting Standard No. 1	Presentation of Financial Statements (revised 2009)	January 1, 2011
Accounting Standard No. 2	Inventories (revised 2009)	January 1, 2011
Accounting Standard No. 7	Statement of Cash Flows (revised 2009)	January 1, 2011
Accounting Standard No. 8	Accounting Policies, Changes in Accounting Estimates and Errors (revised 2009)	January 1, 2011
Accounting Standard No. 10	Events After the Reporting Period (revised 2009)	January 1, 2011
Accounting Standard No. 11	Construction Contracts (revised 2009)	January 1, 2011
Accounting Standard No. 12	Income Taxes	January 1, 2013
Accounting Standard No. 17	Leases (revised 2009)	January 1, 2011
Accounting Standard No. 20	Accounting for Government Grants and Disclosure of Government Assistance (revised 2009)	January 1, 2013
Accounting Standard No. 23	Borrowing Costs (revised 2009)	January 1, 2011
Accounting Standard No. 24	Related Party Disclosures (revised 2009)	January 1, 2011
Accounting Standard No. 27	Consolidated and Separate Financial Statements (revised 2009)	January 1, 2011
Accounting Standard No. 28	Investments in Associates (revised 2009)	January 1, 2011
Accounting Standard No. 29	Financial Reporting in Hyperinflationary Economics	January 1, 2011
Accounting Standard No. 31	Interests in Joint Venture (revised 2009)	January 1, 2011
Accounting Standard No. 33	Earnings per Share (revised 2009)	January 1, 2011
Accounting Standard No. 34	Interim Financial Reporting (revised 2009)	January 1, 2011
Accounting Standard No. 36	Impairment of Assets (revised 2009)	January 1, 2011
Accounting Standard No. 37	Provisions, Contingent Liabilities and Contingent Assets (revised 2009)	January 1, 2011
Accounting Standard No. 38	Intangible Assets (revised 2009)	January 1, 2011
Accounting Standard No. 40	Investment Property (revised 2009)	January 1, 2011
Financial Reporting Standard No. 5	Non - Current Assets Held for Sale and Discontinued Operations (revised 2009)	January 1, 2011
Financial Reporting Standard No. 6	Exploration for and Evaluation of Mineral Resources	January 1, 2011

The management of the Company and it subsidiaries is still evaluating the effect of these accounting standards as to their effect to the financial statements for the year in which they are initially applied.

1.6 Significant accounting policies

The interim financial statements are prepared using the same accounting policies and methods of computation as were used for the financial statements for the year ended December 31, 2009.

2. Current investments - deposits with financial institutions

As of June 30, 2010, the Company had deposits with financial institutions amounting to Baht 2,144 million (December 31, 2009: Baht 1,791 million) which have been pledged with the debt restructuring agreements.



3. Related party transactions

During the periods, the Company and its subsidiaries had significant business transactions with related parties. Such transactions, which are summarised below, arose in the ordinary course of business and were concluded on commercial terms and bases agreed upon between the Company and those related parties.

(Unit: Million Baht)

	Consolidated financial statements				
	For the three-month periods ended June 30,		For the six-month periods ended June 30,		
	2010	2009	2010	2009	Transfer pricing policy
Transactions with associates					
Rental and services income	-	148	-	305	Contract price
Management fee income	-	2	-	8	Contract price
Other income	-	6	-	15	Contract price
Telecommunication services expense	-	400	-	904	Contract price
Revenue sharing payments	-	249	-	249	Contract price
Transactions with related companies					
Rental and services income	139	65	342	74	Contract price
Rental and services expenses	17	60	36	144	Contract price
Fee for rehabilitation planner	11	-	21	-	As agreed upon
Purchases of equipment	-	33	-	67	Contract price
Interest expenses on delay settlement	2	2	4	4	MLR
Telecommunication services expense	2	-	9	-	Contract price
Revenue sharing payments	71	-	167	-	Contract price

(Unit: Million Baht)

	Separate financial statements				
	For the three-month periods ended June 30,		For the six-month periods ended June 30,		
	2010	2009	2010	2009	Transfer pricing policy
Transactions with subsidiaries (eliminated from the consolidated financial statements)					
Rental and services income	5	51	15	111	Contract price
Management fee income	1	6	6	11	Contract price
Sales of goods and supplies	-	-	-	1	Cost plus margin 10%
Other income	-	4	-	6	Contract price
Purchases of equipment	-	52	-	105	Contract price
Maintenance services expenses	-	7	-	22	Contract price
Other expenses	-	32	-	62	Actual incurred
Interest expenses	-	1	-	4	Fixed deposit interest rate plus 0.5%
Transactions with associates					
Rental and services income	-	100	-	257	Contract price
Management fee income	-	2	-	8	Contract price
Other income	-	6	-	15	Contract price
Transactions with related companies					
Rental and services income	99	-	268	-	Contract price
Rental and services expenses	10	4	21	4	Contract price
Fee for rehabilitation planner	11	-	21	-	As agreed upon
Purchases of equipment	-	56	-	67	Contract price
Interest expenses on delay settlement	2	2	4	4	MLR

Balances as of June 30, 2010 and December 31, 2009 with related parties were as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Trade accounts receivable - related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	535	535
Triple T Global Net Co., Ltd.	-	-	174	158
	-	-	709	693
Related companies				
Triple T Internet Co., Ltd. (1)	154	119	-	-
Triple T Broadband Plc. (1)	41	41	7	7
Jasmine Internet Co., Ltd.	48	31	-	-
Jasmine Telecom Systems Plc.	18	18	-	-
Acumen Co., Ltd.	7	7	-	-
Smart Highway Co., Ltd.	4	2	-	-
CS Loxinfo Plc.	8	8	-	-
Others	1	1	-	-
	281	227	7	7
Total trade accounts receivable - related parties	281	227	716	700
Amounts due from related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	294	288
Triple T Global Net Co., Ltd.	-	-	31	31
	-	-	325	319
Related companies				
Triple T Broadband Plc. (1)	341	301	334	296
KSC Commercial Internet Co., Ltd.	11	11	11	11
Triple T Internet Co., Ltd. (1)	1	1	-	-
Jasmine Internet Co., Ltd.	2	2	2	1
Smart Highway Co., Ltd.	1	1	-	-
CS Loxinfo Plc.	1	1	1	1
Others	-	-	-	2
	357	317	348	311
	357	317	673	630
Less: Allowance for doubtful accounts	(85)	(85)	(105)	(85)
Total amounts due from related parties - net	272	232	568	545

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(Unaudited but reviewed)	(Audited)	(Unaudited but reviewed)	(Audited)
Trade accounts payable - related parties				
Subsidiary				
TT&T Subscriber Services Co., Ltd.	-	-	947	946
Related companies				
Triple T Broadband Plc.[1]	880	879	-	-
Siam Teltech Computer Co., Ltd.	264	264	263	263
Jasmine Telecom Systems Plc.	234	231	234	231
Triple T Internet Co., Ltd. [1]	165	211	-	-
Acumen Co., Ltd.	28	29	27	26
Smart Highway Co., Ltd.	22	21	20	20
Professional Computer Co., Ltd.	2	2	2	2
Loxley Plc.	1	3	1	3
Jasmine Internet Co., Ltd.	2	2	1	-
	1,598	1,642	548	545
Total trade accounts payable - related parties	1,598	1,642	1,495	1,491
Amounts due to related parties				
Subsidiaries				
TT&T Subscriber Services Co., Ltd.	-	-	841	840
Triple T Global Net Co., Ltd.	-	-	2	2
	-	-	843	842
Related companies				
Premium Assets Co., Ltd.	9	11	7	7
Triple T Broadband Plc. [1]	1	1	1	1
	10	12	8	8
Total amounts due to related parties	10	12	851	850

[1] As described in Note 6 to the financial statements, after the increased share capital of Triple T Broadband Plc., Triple T Broadband Plc. and its subsidiary had been changed status from associates to be related companies.

Directors and management's benefits

The Company and its subsidiaries paid salaries, bonuses, meeting allowances and gratuities to their directors and management for the three-month and six-month periods ended June 30, 2010 and 2009 as follows:

(Unit: Million Baht)

	Consolidated /Separate financial statements			
	For the three - month period ended June 30,		For the six - month period ended June 30,	
	2010	2009	2010	2009
Directors and management's benefits	4	6	9	13



The settlement of outstanding balances with related parties and other significant matters

On June 19, 2009, Meeting of the Board of Directors No. 6/2552 of TT&T Subscriber Services Co., Ltd. ("TT&T SS"), a subsidiary, passed resolutions approving at that time TT&T SS to enter into an agreement with Triple T Broadband Plc. ("TTT"), an associate, whereby TTT was to receive the assignment of promissory notes amounting to Baht 707 million issued by the Company (issued to settle debts that arose from TT&T SS making advance payment of operating expenses of the Company in accordance with the resolutions of Meeting No. 3/2552 of the Board of Directors, acting as the Interim Executive of the Company, on February 23, 2009), with TT&T SS to endorse the promissory notes to TTT; and to transfer its rights of claim over outstanding receivables from the Company, amounting to Baht 170 million. These transfers were made in settlement of telecom network services payable to TTT in an equal amount of Baht 877 million.

The Company received promissory notes amounting to Baht 707 million from TTT in settlement of amounts owed by TTT to TOT for data communication network services. The Company was contacted by TTT, who claimed that TOT has filed criminal and civil lawsuits against TTT so that TTT was not able to pay data communication network service fees to TOT, and therefore requested to make payment of data communication network service fees to the Company as the directly contracting party. Previous practice had been that if TOT received payments of data communication network service fees from TTT, TOT was to transfer to the Company the part of the sum received, representing revenue to which the Company is entitled at the rates stipulated under the Telephone Services Expansion and Joint-Investment Agreement. The previous management reported the aforementioned action to meeting No. 7/2552 of the Board of Directors acting as Interim Executive of the Company, on June 23, 2009.

TT&T SS transferred its rights of claim over outstanding amounts of Baht 170 million to TTT and TTT agreed to accept the transfer of these rights and requested the Company to accept payment of the amount payable to TOT, on behalf of TOT, for the reason described above. With respect to payment of outstanding data communication network service fees, TTT issued written notice of intention to offset debt to the Company. These actions were reported by the previous management to meeting No. 8/2552 of the Board of Directors as Interim Executive of the Company, on July 1, 2009.

However, the Company, acting through the plan preparer, was only notified of the transfer of rights in trade receivables between TT&T SS and TTT on September 24, 2009, after the previous management had submitted a description of the Company's business and assets and handed over the Company's assets, a seal, accounting books and other documentation related to the assets, liabilities, and operations of the Company to the plan preparer, on July 29, 2009.

The aforementioned actions are viewed as settlement of debt by the Interim Executive, performed while the Company was undergoing business rehabilitation process, and prior to the Central Bankruptcy Court ordering the appointment of a plan preparer. The Company, acting through the plan preparer, is in the process of taking legal action of which the result is not yet known. Furthermore, TOT has yet to receive any payment from or to issue any receipts / tax invoices to TTT. The Audit Committee Meeting No. 13/2552 held on December 29, 2009 resolved to acknowledge and approved the cancellation of promissory notes amounting to Baht 707 million, and refused the transfer of rights in the outstanding receivable amounting to Baht 170 million between TT&T SS and the Company to TTT. The meeting also approved the adjustment of accounting records to correspond to that proposed by the Company, through the plan preparer, and included these matters in the rehabilitation plan so that the plan preparer can request the Central Bankruptcy Court to revoke such transactions, which may put other creditors at a disadvantage and to notify the creditors under the previous debt restructuring contracts to take relevant actions. Besides, the adjustments of accounting records by the Company on those that were committed by the Interim Executive is in line with the written opinion from the plan preparer's legal advisor dated February 1, 2010 regarding the issuance of promissory notes that such issuance is not considered a payment of debt in a normal course of business provided under Clause 90/12 (9) of the Bankruptcy Act, which requires that prior approval shall be obtained from the Central Bankruptcy Court for the entire promissory notes to be fully effective. Since the promissory notes are not legally valid, they

are unlawful notes. Likewise, the transfer of rights over Baht 170 million trade receivable of TT&T SS and the settlement of debts do not constitute a complete and legitimate debt settlement transaction. In this respect, the cancellation by the plan preparer of promissory notes amounting to Baht 707 million and the refusal of transfer of rights in the outstanding receivable amounting to Baht 170 million between TT&T SS and the Company to TTT are both legitimate.

In addition, on March 29, 2010, the plan preparer notified the Managing Director of TOT Plc. on cancellation of transactions of receiving Data Communication Network service fee payment from TTT on behalf of TOT in the amount of Baht 727 million and Baht 170 million. Besides, on April 12, 2010, the plan preparer notified the authorized directors of TTT on cancellation of transactions of receiving Data Communication Network service fee payment from TTT on behalf of TOT in the amount of Baht 727 million and Baht 170 million in addition with returning original sets of 323 promissory notes and withholding tax certificates.

On August 11, 2009, TT&T SS relocated its headquarters from the location of the Company's premises to a separate office, which affects the management of financial transactions since this company has a legal corporate relationship with the Company, as its subsidiary. The Company, acting through the plan preparer, as the major shareholder with 99.99% of shares, never acknowledged this before, and subsequent to the registration of the change of address, the directors of TT&T SS requested the Company, acting through the plan preparer, to hand over the assets, documents, seal and other items of the subsidiary. The plan preparer never received the transfer of such assets and documents from the Interim Executive since TT&T SS is a separate entity, but on August 17, 2009, Mr. Nitthimon Juengsiri, a newly appointed director, filed a complaint accusing the plan preparer of embezzling TT&T SS's asset. The investigating officer has proposed that legal action not be pursued.

In addition, the Company, acting through the plan preparer, has not yet been able to assume control over examine, and oversee the operations and assets of the subsidiaries, TT&T SS and Triple T Global Net Co., Ltd., because the boards of directors were appointed by the previous management. On August 10, 2009, Mr. Nitthimon Juengsiri, an outsider, was appointed to the board of directors of the two subsidiaries following the resignation of Mr. Suroj Lamsam, who resigned his directorship with TT&T SS on June 2, 2009 and Ms. Saijai Kitsin, who resigned her directorship with Triple T Global Net Co., Ltd. on April 21, 2009. Subsequently, Ms. Nitthimon Juengsiri, was appointed chairman of the board of directors of both subsidiaries, without prior approval being sought from the Company, who is the major shareholder, in order to take charge of actions in dispute with the Company, acting through the plan preparer. Meanwhile, the plan preparer sold shares of the subsidiaries owned by the Company to the Company's staff with 3 shares of each subsidiary sold to 3 employees, at 1 share per employee at a price of 10 Baht per share. The share transfers were recorded in the share registers of the two subsidiaries. The objective of this share transfer was to entitle the staff to attend the Extraordinary Shareholders Meeting held on August 26, 2009 to appoint additional directors. However, this action was objected to by the directors of the subsidiaries, who claimed that the subsidiaries had never appointed their registrars to handle registration of changes to the share register, and on these grounds, the new registered shareholders were denied entry to the Extraordinary Shareholders Meeting. The directors with shareholdings who were part of the former management also absented themselves from the meeting, and as a result the quorum of two attendants required by law was not reached. To date, the Company, acting through the plan preparer, has not yet been able to hold the extraordinary shareholders meetings of the two subsidiaries, even though the Company holds 4,999,993 shares (or 99.99%) of TT&T SS, while only 7 shares are held by directors nominated by the previous management, and 99,993 shares (or 99.99%) of Triple T Global Net Co., Ltd., compared with the 7 shares held by directors nominated by the previous management. Moreover, complaints were filed against the plan preparer at the investigative level, by a party claiming to be a creditor of the Company called, from those who claimed Forward Telecom Services Co., Ltd. alleging that as the rehabilitation planner, the plan preparer was guilty, disposing, transferring or taking other action creating obligations over the debtors' assets, as a result of the sale of the shares of the subsidiaries mentioned above. The investigating officer decided not to proceed with legal action.

Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd. issued checks to the Company on the same date of June 1, 2009, for respective period to these two companies in settlement for goods amounts of Baht 18,169,966.44 and Baht 961,930.00, respectively. These were the same amounts that the previous management made payments for goods to the two companies. The previous management deposited the two checks into the Company's deposit account on July 13, 2009 in order to give these two companies the status of trade creditors of the Company.

The Company, acting through the plan preparer, believed that payment for goods to the two companies was completed on April 30, 2009, and December 19, 2008, respectively, and the accounting transactions that the previous management revised to record trade payables again were performed for unknown reasons. The Company, acting through the plan preparer, therefore adjusted accounts by transferring the trade creditors to other current liabilities for pending repayments to the two companies in the balance sheet as of September 30, 2009. On December 30, 2009, the Company bought cashier cheques of Baht 18,169,966.44 and Baht 961,930.00 to repay to Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd., respectively. Both two cheques were deposited with the Property Deposit Office, Legal Execution Department, for repayment to the mentioned companies. Accounting record as of December 2009 was adjusted to correctly depict the acknowledgement and approval resolution of the Audit Committee Meeting No. 13/2552 held on December 29, 2009. The Property Deposit Office sent a notice, dated January 29, 2010 and July 8, 2010, to inform the Company, acting through the plan preparer, that Forward Telecom Services Co., Ltd. and R.V.Telecom and Engineering Co., Ltd had already received deposited payment.

The Company, acting through the plan preparer, is considering legal proceedings with respect to the previous managements making the settlement of debt arising prior to the date of November 7, 2008, when the court ordered the Company to enter into business rehabilitation processes.

On December 24, 2009, the plan preparer and the Company's management had a meeting with the Securities and Exchange Commission (SEC) pursuant to the SEC's notification No. KorLorTor. 2108/2552, dated December 21, 2009, regarding "Request for clarification of fact and additional information in relation to the amendment of the notes to financial statements in the 2nd quarter and the amendment of the financial statements in the 3rd quarter of 2009" and to provide progress report on various aspects, along with related documents supporting the explanation. The plan preparer and the Company's management informed the SEC of problems arising previously that were not in compliance with principles of good governance for listed companies. Therefore, in considering remedial actions to be taken in order to preserve the correctness and transparency, the Company requested to make amendments to the notes to the financial statements in the 2nd quarter and of the financial statements in the 3rd quarter of 2009 in order that they reflect reality.

Significant agreements with related parties

The Company entered into purchase and installation of equipment agreements with various related companies. Under the terms of the agreements, the related companies will supply and install the equipment in the system. As of June 30, 2010, the Company had payment commitments for equipment under the aforesaid agreements in the amounting to approximately Baht 0.3 million.

The Company entered into a service and consultancy service agreement with TT&T SS under which the Company will provide technical assistance and financial, legal and marketing consultancy services to the subsidiary. Under the terms of the agreement, the Company will receive a service fee of Baht 1.5 million per month. The agreement is valid for one year and is renewable on an annual basis. The contract parties may terminate the agreement by giving advance notice to the counterparty of not less than 30 days. TT&T SS, on March 12, 2010, has notified on cancellation of the aforementioned contract and been effective since Apri1 1, 2010.

On May 1, 2006, the Company entered into contract with TTT under which the Company provides services in management, financial and accounting, marketing, advertising and public relations, legal advisory and assistant, technique and maintenance of telecom network for the related company. The Company receives remuneration at the rate and conditions specified in the agreement. The contract is valid for one year and is renewable on an annual basis. TTT notified cancellation of the contract with effective April 30, 2009.

In 2005, the Company entered into an agreement with TT&T SS. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.
- Arrange the printing of receipts and/or invoices (Billing).
- Provide engineering services, such as technical advisory services in setting up the system and equipment to support the clients.

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days. Nevertheless, there had been no service fee charged to TT&T SS since May 2006. The charging of service fee resumed during May 2008 to May 2009, without a notice of termination of contract. In May 2009, a change was made to invoice from issuing them on behalf of TT&T SS to issuing on behalf of TTT. Therefore, there has been no service fee charged to TT&T SS since June 2009 but service charge has been made to TTT instead.

On May 1, 2006, the Company entered into contract with TTT. The Company will provide services as follows:

- Will act as a call center attending to all complaints, and providing required information for the related company clients, including help solving all the problems requested to the related company's customers.
- Arrange the printing of receipts and/or invoices (Billing).

The Company is compensated on a monthly basis according to the rate and condition stated in the contract. The contract is valid for one year with an option to extend for an additional year. The contract parties may terminate the contract by giving advance written notice to the counterparty of not less than 60 days. On February 8, 2010 TTT has notified on cancellation of the said contract. In addition, on February 19, 2010, the Company, acting through the plan preparer, sent notice to TTT to terminate Service Contract and requested TTT to repay all outstanding debt with the applicable interest of 7.5% per annum commencing from the default payment date until the completed repayment date.

In 2008, the Company entered into business and marketing joint undertaking agreements with TT&T SS and Triple T Global Net Co., Ltd. under which the Company agrees to sell, resale or lend telecommunication services including joint undertaking to expand marketing. The agreement is valid for one year and is renewable on an annual basis. The agreement parties may terminate it by giving advance notice to another of not less than 60 days. The Company agreed to give discount to such subsidiaries at the specific rate in the agreement of service fee rendered to customers.

On October 1, 2006, the Company entered into the Overall Management, Repair and Maintenance Public Telephone Contract and the Coin Telephone Rental Agreement. However, on August 28, 2009, the Company notified to TT&T SS on cancellation of the agreements with effective since October 1, 2009. The Company shall subsequently handle the operation and maintenance of public phone by itself.

On September 9, 2009, TT&T SS cancelled five car rental contracts entered with the Company that comprises of the Rental Contract dated February 26, 1998, November 1, 2006, October 6, 2006, January 19, 2007, and February 20, 2007 with effective since September 30, 2009. In addition, TT&T SS notified cancellation of the car rental contract dated October 1, 2006 for those cars that TT&T SS rent from the Company with effective since September 30, 2009.

On May 1, 2006, the Company entered into an agreement to provide circuit rental to TTT, for a monthly fee calculated in accordance with the rate and conditions specified in the agreement, which runs until October 26, 2018. On May 11, 2009, Meeting No. 5/2552 of the Board Directors acting as the Interim Executive of the Company passed a resolution approving the amendment of the service charge for circuit rental services stipulated under the agreement made with TTT, to 15 percent of the average monthly telecommunication network services revenue per circuit received by TTT. However, the Company, acting through the rehabilitation plan preparer, believed that the Company's entering into an amendment of the tariff under the Data Communication Service Contract was not fair to the Company because it would result in the Company's invoicing of service fees to TTT of Baht 483

million since the effective date of such agreement, compared with Baht 738 million if the previous tariff of Baht 150/port/month were preserved. The Company, acting through the rehabilitation plan preparer, disagreed with the above action and therefore continued to record the service revenues by using the former tariff structure.

On June 21, 2006, TTT entered into an agreement to provide telecom network services to TT&T SS whereby service fees were to be payable on a monthly basis at the rate and under the conditions specified in the agreement. The agreement is effective until the expiry date of Concession of October 26, 2018. The Board Directors of TT&T SS, by resolution of Meeting No. 5/2552, held on May 11, 2009, approved TT&T SS amending the conditions of the agreement with respect to calculation of the telecom network service fees previously agreed with TTT, such that it would be based upon a revenue sharing scheme, with TT&T SS to receive revenue sharing at 5 percent of the service fees collected from customers, or equivalent to about Baht 29 per port per month. Moreover, an amendment extended the scope of the contract parties to include a subsidiary of TTT (Triple T Internet Co., Ltd.), who is to join with TT&T SS in providing service to customers. Under this agreement, TTT or a subsidiary of TTT is to invest in telecom network services, procurement of routers and is responsible for advertising and public relations. The contract amendments have resulted in a reduction of TT&T SS' revenue from the previous tariff of Baht 590 per port per month to Baht 29 per port per month, in exchange for releasing it from the cost burden that was to be passed on to TTT or its subsidiary. The rationale for this provided by the former management was that it would increase TT&T SS profit per port per month.

On this issue, the Company, acting through the plan preparer, remarks that the aforementioned amendment of agreement will disqualify TT&T SS from being a telecom operator and position it as only an agent that hand over duties of providing telecom network service to TTT and its subsidiary (Triple T Internet Co., Ltd.), the contract parties. The Company, acting through the plan preparer, is in process of taking legal action of which the result is not yet known.

On April 21, 2008, only one day prior to the filing of the petition for business rehabilitation of the Company on April 22, 2008, the Company entered into the Cooperation to Provide Service Agreement with TTT, whereby TTT was to perform maintenance on the data communication network and other related basic telecommunication equipment, and to support the Company in accordance with the Call Center and Billing Agreement. The substance of this agreement is that the Company must allow staff or representatives of TTT to utilize and control the assets comprising all that the company owns or holds rights over the telecommunication network equipment, the operating areas of the Billing and Call Center system, and to access the Company's customer information under the Customer Care and Billing System (CC&B). The Company has also to grant rights to TTT to print receipts or invoices and to handle customer complaints customers under the Data Communication Service Contract, in full or in part, at related to the discretion of TTT, without collecting rental, costs, or any other compensation. The agreement continues for force in as long as TTT judges that or it is a fact that the Company is unable to perform maintenance duties for the data communication network. The agreement terminates at the end of the Concession on October 26, 2018 or when TTT accepts that the Company is able to perform maintenance duties for the data communication network and other related basic telecommunication equipment, and is able to perform its duties under the Call Center and Billing Agreement, in a manner that will not cause damage to TTT.

In this matter, the Company, acting through the plan preparer, is considering the action to be taken, and the result of these is still unknown at this stage because cancellation of the mentioned contract is at the sole discretion of TTT, the counterparty to the agreement, based on its judgment as to the Company's ability to undertake the duties of maintenance of the data communication network and basic telecommunication equipment in a manner that shall not cause damage to TTT.

Continuous reductions in the number of the Company's employees, from around 4,000 to approximately 2,000 in mid 2009 adversely affected the Company's operations. Subsequently, since the Central Bankruptcy Court ordered the appointment of P Planner Co., Ltd. as rehabilitation planner of the Company on July 22, 2009, the number of hires at the Company has gradually increased, such that there were approximately 2,700 employees by the end of October 2009, which enabling the Company to continue operating normally. However, there were a substantial number of employee

resignations and transfers to work with TTT at the end of April 2009, including the resignation of 32 key managers of the provincial service areas, who left the Company to work with TTT. The Company, acting through the previous management, entered into one year temporary employment contracts with the 32 personnel from April 30, 2009 with remuneration paid in the range of Baht 30,000 - 50,000 per person per month. These 32 employees have thus held positions with two companies at the same time.

The objective of this was to enable these staffs to exercise rights under the temporary employment contracts to enable their entry into the Company's areas to perform maintenance of the data communication network and the basic telecommunication network equipment. This group of employees ignored orders from the Company, acting through the plan preparer, calling a meeting to announce policy and operating plans during the rehabilitation period and have filed claims with the Department of Labor Protection and Welfare demanding additional welfare, i.e. housing loans, membership of the provident fund, car allowances and fuel allowances, by relying on the provisions of the mentioned temporary employment contracts. This group of employees, of which 29 subsequently remain, simultaneously terminated their temporary employment contracts on October 21, 2009 during negotiations with the Company on labor disputes, thus ending those disputes. Since then, the Company has encountered instances of employees and representatives of the related company (TTT) destroying lock and intruding into the Company's switching units installed in buildings that the Company built and acquired to had already transferred title to assets to TOT. The company was in return granted sole possessory rights and utilization rights over the land and/or building, inclusive of the telecommunications network in the possession of the Company, which the Company is obliged to protect from any possible damage, loss or theft. The Company has filed complaints with investigating officers and these have given rise to numerous legal cases in various locations throughout the country.

In January and February 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into Memorandums of Understanding with Jasmine Telecom Systems Plc., a related company, to rent up to 4,000 public telephones with telephone booths for a period of 2 years from the date of the rental contract, which can be extended periodically, by up to 10 years on aggregate; and to rent up to 12,000 public telephones for a period of 1 year from the date of the rental contract, which can be extended periodically, by up to 5 years on aggregate. According to the Memorandums, the subsidiary will pay monthly rental at a fixed monthly rate per telephone throughout the rental period. However, on May 14, 2009, each party entered into a new Memorandum of Understanding to terminate the Memorandum of Understanding regarding public phone rental as mentioned above. The termination is effective as at the date of the new Memorandum. In addition, the subsidiary also engaged in coin collection with Jasmine Telecom Systems Plc. where by the subsidiary receives a fixed-rate fee per machine. Such service had not made in contract between each party and was cancelled since July 2009.

On May 20, 2009, TT&T SS entered into an agreement with Triple T Internet Co., Ltd. to rent equipment for use in Internet services use for 3 years from the date of the rental contract. The corresponding rental fee is Baht 1.7 million per month.

On May 20, 2009, TT&T SS entered into an agreement with Triple T Internet Co., Ltd. to rent Internet data centers and equipment. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.

On June 4, 2009, Triple T Global Net Co., Ltd., a subsidiary, entered into an agreement with TTT to provide the fiber optic telecommunication network services. This agreement is valid for 3 years from the date of the rental contract with the rates and conditions specified in the agreement.

Nevertheless, the Business Rehabilitation Plan proposed by the plan preparer to the Official Receivers and creditors has indicated direction for rejecting debtor's assets or right under contracts in case that the assets or right under the contracts constitutes unduly obligations comparing with benefits to be obtained. Whereas the plan administrator could manage to reject right under the contracts that constitutes unduly obligations, by following methodology described in the Business Rehabilitation Plan and/or as the plan administrator views appropriate, within 2 months upon the plan administrator acknowledges the order accepting the Business Rehabilitation Plan provided that it is practicable under the Bankruptcy Act.



4. Trade accounts receivable

The balances of trade accounts receivable as of June 30, 2010 and December 31, 2009, aged on the basis of due dates, are summarised below.

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of June 30, 2010						
(Unaudited but reviewed)						
BILLED :						
TOT at agreed rates	258	253	244	402	1,332	2,489
TOT at rates pending agreement (Note 13.2)	-	-	-	-	468	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	33	40	31	57	93	254
Trade accounts receivable - others	76	122	56	93	33	380
	367	415	331	552	1,933	3,598
Trade accounts receivable - related parties	40	23	32	118	68	281
	407	438	363	670	2,001	3,879
Less: Allowance for doubtful accounts						(515)
Total trade accounts receivable - Billed - net						3,364
UNBILLED :						
TOT at agreed rates						101
TOT at rates pending agreement (Note 13.2)						25
Total trade account receivable - Unbilled						126
Total trade accounts receivable - net						3,490

(Unit: Million Baht)

	Consolidated financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of December 31, 2009 (Audited)						
BILLED :						
TOT at agreed rates	315	346	89	376	1,020	2,146
TOT at rates pending agreement (Note 13.2)	-	-	-	-	469	469
VAT on the assets transferred to TOT	-	-	-	-	7	7
Receivables from Internet service	51	60	89	74	41	315
Trade accounts receivable - others	55	117	75	40	10	297
	421	523	253	490	1,547	3,234
Trade accounts receivable - related parties	37	70	86	19	15	227
	458	593	339	509	1,562	3,461
Less: Allowance for doubtful accounts						(578)
Total trade accounts receivable - Billed - net						2,883
UNBILLED :						
TOT at agreed rates						103
TOT at rates pending agreement (Note 13.2)						24
Total trade account receivable - Unbilled						127
Total trade accounts receivable - net						3,010

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of June 30, 2010						
(Unaudited but reviewed)						
BILLED :						
TOT at agreed rates	258	253	244	402	1,332	2,489
TOT at rates pending agreement (Note 13.2)	-	-	-	-	468	468
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivable - others	65	111	41	28	10	255
	323	364	285	430	1,817	3,219
Trade accounts receivable - related parties	2	5	16	108	585	716
	325	369	301	538	2,402	3,935
Less: Allowance for doubtful accounts						(458)
Total trade accounts receivable - Billed - net						3,477
UNBILLED :						
TOT at agreed rates						101
TOT at rates pending agreement (Note 13.2)						25
Total trade account receivable - Unbilled						126
Total trade accounts receivable - net						3,603

(Unit: Million Baht)

	Separate financial statements					
		Past due				
	Not yet due	Up to 3 months	Longer than 3 - 6 months	Longer than 6 - 12 months	Longer than 12 months	Total
As of December 31, 2009 (Audited)						
BILLED :						
TOT at agreed rates	315	346	89	376	1,020	2,146
TOT at rates pending agreement (Note 13.2)	-	-	-	-	469	469
VAT on the assets transferred to TOT	-	-	-	-	7	7
Trade accounts receivable - others	56	90	10	4	10	170
	371	436	99	380	1,506	2,792
Trade accounts receivable - related parties	7	42	66	134	451	700
	378	478	165	514	1,957	3,492
Less: Allowance for doubtful accounts						(324)
Total trade accounts receivable - Billed - net						3,168
UNBILLED :						
TOT at agreed rates						101
TOT at rates pending agreement (Note 13.2)						24
Total trade account receivable - Unbilled						125
Total trade accounts receivable - net						3,293

The movement of allowance for doubtful accounts for the six-month period ended June 30, 2010 is summarised as below.

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Balance as of December 31, 2009 (Audited)	(578)	(324)
Increased during the period	(12)	(177)
Received during the period	13	-
The subsidiary issued the credit note during the period	19	-
Decreased due to write - off	43	43
Balance as of June 30, 2010 (Unaudited but reviewed)	(515)	(458)

As of June 30, 2010, TOT at agreed rates included a receivable of Baht 1,335 million, of which Baht 787 million is more than one year overdue, from TTT. That is to be paid to TOT and then share with the Company. In addition, the Company also has net receivable of Baht 332 million from TTT The ability of TTT to make payment may be dependent upon its receipt of a net amount of Baht 880 million due from TT&T SS. In turn, TT&T SS's ability to make payment may be dependent upon receipt of a net amount Baht 1,788 million due from the Company. The Company is currently restricted to making only payments that have been approved by the Instruction Group as described in Note 1.2 to the financial statements. No provision has been made in these financial statements against the amount due from TTT. The management believes that with reference to the facts outlined in

Note 1.2 to the financial statements, and section 303 interval 1, and section 341 interval 1, of the Civil and Commercial Code, the Company will be able to collect the debt and has the legal right to do so. In addition, as described in Note 3 to the financial statements, the Company received payments from TTT that TTT owed to TOT. TOT notified the Company to submit such payments to TOT as soon as possible in compliance with the Joint Operation and Joint Investment Agreement; however, the Company has not made payment to TOT. The Company presented the pending payments to TOT under the caption of "Amounts pending payment" in the balance sheet. Nevertheless, the Audit Committee Meeting No. 13/2552, held on December 29, 2009, resolved to acknowledge and approved the cancellation of the promissory notes amounting to Baht 707 million, and also refused the transfer of rights in the outstanding receivable between TT&T SS and the Company amounting to Baht 170 million. The Company reversed the "Amounts pending payment" to accounts payable TT&T SS as previously recorded in the separate financial statements and therefore the "Amounts pending payment" required to be reversed to trade accounts payable TTT in the consolidated financial statements.

As of June 30, 2010, trade receivable - TOT that were under negotiation on revenue sharing scheme and/or that were pending on signing agreement have included trade receivable from other value added revenues which comprises of T-Pin, T-SMS, ADSL and Free Phone termination at TOT in the amount of Baht 493 million (December 31, 2009: Baht 493 million). The Company has yet to receive its share of income from TOT, but has recorded the income sharing at the rates initially agreed with TOT as described in Note 13.2 to the financial statements. The Company has not made any allowance for doubtful debt for this amount, as per the agreement between the parties; TOT maintains monies in a separately designated and restricted account for settlement with the Company once rates are agreed.

As of December 31, 2009, Triple T Global Net Co., Ltd. ("TGN") had outstanding trade account receivable balances amounting to Baht 120 million and the allowance for doubtful accounts had been recorded in the amount of Baht 118 million due to the debtors are long outstanding and/or no longer use the services of TGN but using the services of the Company instead. However, during the 1st and 2nd quarter of year 2010, the amount of Baht 32 million had been paid to TGN and/or TGN issued credit note. Therefore, TGN had adjusted to reduce the allowance for doubtful accounts of the said amount to the consolidated income statement.

5. Investments in subsidiaries

(Unit: Million Baht)

	Cost	
	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
TT&T Subscriber Services Co., Ltd.	50	50
Triple T Global Net Co., Ltd.	1	1
Total investments in subsidiaries	51	51
Less : Allowance for impairment loss	(51)	(51)
Net book value cost method - net	-	-

6. Investments in associate

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
Triple T Broadband Plc.	27	27	10	10
	27	27	10	10

During the 2nd quarter of 2009, Triple T Broadband Plc., paid dividend amounting to Baht 50 million to the Company.

On September 13, 2006, the Company and Acumen Co., Ltd. ("Acumen"), which is a subsidiary of Jasmine International Plc., the major shareholder of the Company, entered into a memorandum of undertaking, which contains a condition whereby Acumen is to provide financial support to TTT during the time that TTT is a subsidiary of Acumen, and that Acumen will allow the shareholders of the Company to purchase the newly-issued shares and/or the existing shares of TTT held by Acumen in order to adjust the shareholding proportion for joint shareholding in TTT on the date of the initial public offering of TTT or three years after the date of the memorandum (if TTT is unable to launch its public offering within such period). In this regard, if the public offering of TTT shares takes place, the purchase price of such shares will be par value (Baht 10) plus a premium of 20% per annum (which is considered will be the return on the investment of Acumen) or the public offering price of the ordinary shares of TTT, whichever is lower. If there is no public offering, the purchase price will be a fair price estimated by an independent financial advisor approved by the Securities and Exchange Commission ("SEC").

The Company had been informed by TTT that TTT had submitted the application requesting for an approval for the offering of its ordinary shares to public to SEC on November 21, 2007. On June 19, 2008, SEC sent the letter to TTT, informed that SEC was unable to extend the period of supporting information submission as TTT requested and also returned the form of filling for the permission for the public offering and the updated registration statements to TTT.

On July 16, 2009, TTT Board of Directors' Meeting No. 5/2552 passed the resolution to call the Extraordinary Meeting of Shareholders No.1/2552 on July 27, 2009. The Company, by P Planner Company Limited in its' capacity of the plan preparer of the Company pursuant to the Central Bankruptcy Court's order on July 22, 2009, who possesses power and duties in managing the business and assets of the debtor in according to the article 90/25 of Bankruptcy Act B.E.2483, had authorised its proxy to attend the mentioned Extraordinary Meeting of Shareholders. However, in light of an inadequate information being obtained and restricted time period for performing careful consideration, the Company, by its proxy, thus voted "disagree" in all proposed matters including (1) To consider and approve the Minutes of the Annual General Meeting of Shareholders of TTT held on April 24, 2009 (2) To consider and approve a decrease of the registered capital of TTT from Baht 1,200 million to Baht 110 million (3) To consider and approve the amendment to Clause 4 of the Memorandum of Association of TTT to be consistent with the decrease in the registered capital (4) To consider and approve an increase in the registered capital of TTT from Baht 110 million to Baht 1,000 million by issuing 890 million of new ordinary shares (5) To consider and approve the amendment in Clause 4 of the Memorandum of Association of TTT to be consistent with the increase in the registered capital and (6) To consider and approve the allocation of ordinary shares of TTT.

On August 4, 2009, Jasmine International Plc. ("JAS"), who owns 99.99% of Acumen, announced additional information regarding the capital increase of TTT to the Stock Exchange of Thailand. Reference was made to JAS's legal advisor's opinion which indicated between the Company and Acumen that the obligations of the contract parties under the Memorandum of Understanding ("MOU") (including the additional amendments) regarding the rights to subscribe to TTT's new issued shares, dated September 13, 2006, had been nullified since June 19, 2008, when SEC notified TTT that it did not have approval to offer its ordinary shares to the public. According to the provisions of the MOU, this event would void the MOU being immediately. However, the Company viewed the MOU as still being valid and effective, in full force and both contracted parties as being committed by all obligations under the MOU, particularly that Acumen is still obliged to distribute shares to the Company and the Company's shareholders pursuant to the provision under the MOU. The three years subscription period from the date of the memorandum has now ended and so the time for Acumen to meet obligation to distribute TTT's share to the Company and the shareholders of the Company in accordance with the conditions of the memorandum is expired with Acumen is unable to comply. As a result, the Company and the shareholders of the Company are entitled to claim compensation. P Planner Co., Ltd., in its capacity as the plan preparer of the Company, is in the

process of determining an appropriate course of action to protect the rights of the Company and its shareholders, taking into account the benefits of all parties concerned.

The capital increase of TTT on August 3, 2009 resulted in a reduction of TT&T's shareholding in TTT to 1%. Given the change in TTT's investment, the fact that the Company does not have representation on the board of directors and participation in its policy-making process, the Company has ceased to have significant influence over TTT resulting in TTT discontinued to be an associated company. The investment in TTT has thus been transferred from investment in associate to general investment in related company. The Company used the net book value of its investment as the basis for the transfer, applying this as the new cost of investments.

7. Property, plant and equipment

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Net book value as of December 31, 2009 (Audited)	4,875	4,417
Acquisitions during the period - at cost	45	44
Disposals during the period - net book value	(23)	-
Transferred in	6	6
Depreciation for the period	(363)	(314)
Additional allowance for impairment during the period	(598)	(598)
Net book value as of June 30, 2010 (Unaudited but reviewed)	3,942	3,555

During the current period, the Company has transferred network equipment under the CC&B Project, net book value as of March 31, 2010 amounting to Baht 597.93 million, to non-useable network equipment due to the following reason. The mentioned equipment is the Customer Care and Billing System (CC&B) that in year 2005 the Company received transferring of contract for the supply of the Customer Care and Billing System (CC&B) and the related contracts for the End User Software License Agreement made between TT&T SS and the consortium company of Siam Teltech Computer Company Limited and Convergys Information Management Group, Inc. At present, the counter parties have not yet completed testing of all systems, and the mentioned systems are not working at its' full functionalities. The Company, with an anticipation that network equipment of the said Project shall not generate benefit in the future, has recorded allowance for impairment in full amount in the income statement. Such transaction has passed resolution from the Audit Committee Meeting on July 22, 2010.

As of June 30, 2010, TGN had equipment to provide the services amounting to Baht 247 million (December 31, 2009 : Baht 264 million) and also set aside full allowance for impairment of this equipment because the trade debtors no longer use the services of TGN but use the services of the Company instead since October 2009, as described in Note 4 to the financial statements, and TGN was unable to identify existence of such equipment. However the plan preparer of the Company believes that such equipment is still used to provide the services to customers and the Company has therefore reversed allowance for impairment of such equipment in the same amount in the consolidated financial statements. At present, the plan preparer is in the process of taking over control of TGN.

8. Deferred cost of equipment

(Unit: Million Baht)

	Consolidated financial statements	Separate financial statements
Net book value as of December 31, 2009 (Audited)	20,227	20,264
Acquisitions during the period - at cost	14	14
Transferred in	-	-
Amortisation expenses for the period	(1,135)	(1,137)
Net book value as of June 30, 2010 (Unaudited but reviewed)	19,106	19,141

9. Loans due upon demand

The movement of loan due upon demand for the six-month period ended June 30, 2010 is summarised as below.

(Unit: Million Baht)

	Consolidated/ Separate financial statements
Balance as of December 31, 2009 (Audited)	18,699
Less: Unrealised gain on exchange	(229)
Balance as of June 30, 2010 (Unaudited but reviewed)	18,470

As of June 30, 2010, the Company's long term loans totaled Baht 18,470 million, of which Baht 7,944 million has not been paid in accordance with the original loan repayment schedule. In respect of the period during which loan repayments have not been made, the Company recorded accrued interest of Baht 2,769 million which comprises of Baht 642 million default interest and Baht 2,127 million accrued interest computed on normal interest rate. Settlement of any creditors and debt payment, except payments made in the normal course of business, are prohibited under Section 90/12 of the Bankruptcy Act whilst the Company is in the rehabilitation process.

On March 27, 2008, the Security Agent sent a notice to the Company notifying it that the Security Agent had received from one creditor, on March 25, 2008, an Instructing Creditor Notice to enforce security by asserting that the Company was in breach of loan agreements. On July 28, 2008, the Security Agent, acting on the instructions of the Instructing Creditor, sent notices to the Company notifying it that all of the loans (together with all accrued interest) were immediately due and payable on the date of the notice. The notice rendered all loans in default from that date, and the default interest rate can be applied on the whole amount of the loans rather than the scheduled repayments not made. Additional default interest of Baht 1,836 million, according to the Company's anticipation, could be chargeable under these circumstances. The Company has not provided for this additional default interest on the grounds that it disputes whether the Company has breached agreements which derive from a prior restructuring under rehabilitation. The Baht 18,470 million long term loan is classified under "loans due upon demand" in the balance sheet.



10. Liabilities under finance lease agreements

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)	June 30, 2010 (Unaudited but reviewed)	December 31, 2009 (Audited)
Liabilities under finance lease agreements	258	319	243	260
Less: Deferred interest expenses	(46)	(59)	(45)	(56)
Total	212	260	198	204
Less: Portion due within one year	(64)	(95)	(50)	(43)
Liabilities under finance lease agreements - net of current portion	148	165	148	161

The Company and its subsidiaries had entered into the finance lease agreements with leasing companies for rental of motor vehicles and equipment for use in its operation, whereby it is committed to pay rental on a monthly basis. The terms of the agreements are generally between 3 and 4 years.

As of June 30, 2010, Future minimum lease payments required under the finance lease agreements were as follows:

(Unit: Million Baht)

	Consolidated financial statements		
	Less than 1 year	1 - 4 years	Total
Future minimum lease payments	89	169	258
Deferred interest expenses	(25)	(21)	(46)
Present value of future minimum lease payments	64	148	212

(Unit: Million Baht)

	Separate financial statements		
	Less than 1 year	1 - 4 years	Total
Future minimum lease payments	74	169	243
Deferred interest expenses	(24)	(21)	(45)
Present value of future minimum lease payments	50	148	198

11. Warrants

11.1 Warrants offered to the directors and/or employees (ESOP)

During the six-month period ended June 30, 2010, there was no warrant exercised to purchase new ordinary shares.

As of June 30, 2010, the Company had 82 million warrants remaining unexercised, which comprised 60 million units of ESOP 2549/1 and 22 million units of ESOP 2549/2.

11.2 Warrants offered to the specific creditors under the rehabilitation plan

Tranche C warrant number 1 and Tranche C warrant number 2 offered to Tranche C creditors had expired since December 31, 2008 and March 30, 2009, respectively. As a result, the unexercised warrants of 200 million units had expired since the above mentioned expiry dates.

12. Financial information by segment

The Company and its subsidiaries' business operations involve the provision of fixed line telephone service and value added services, telecommunications services and others. These operations are mainly carried on Thailand. Below is the consolidated financial information for the three-month and six-month periods ended June 30, 2010 and 2009 of the Company and its subsidiaries by segment.

(Unit: Million Baht)

For the three-month periods ended June 30,

	Fixed line telephone service and value added services		Telecommunication services		Other segments		Eliminated of inter - segment revenue		Consolidation	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenues from sales and services										
Revenues from external customers	850	862	163	719	14	88	-	-	1,027	1,669
Inter-segment revenues	-	-	-	-	-	100	-	(100)	-	-
Total revenues	850	862	163	719	14	188	-	(100)	1,027	1,669
Segment profit (loss)	(131)	(232)	24	123	9	54	-	-	(98)	(55)
Unallocated income and expenses:										
Exchange gains (losses)									(15)	373
Other income									5	41
Selling and servicing expenses									(27)	(89)
Administrative expenses									(215)	(360)
Impairment losses on equipment									(598)	(85)
Management benefit expenses									(4)	(6)
Share of income from investments in associate									-	11
Finance cost									(316)	(273)
Corporate income tax									4	(17)
Net loss for the period									(1,264)	(460)

(Unit: Million Baht)

For the six-month periods ended June 30,

	Fixed line telephone service and value added services		Telecommunication services		Other segments		Eliminated of inter - segment revenue		Consolidation	
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenues from sales and services										
Revenues from external customers	1,663	1,772	385	1,635	29	157	-	-	2,077	3,564
Inter-segment revenues	-	-	-	-	-	200	-	(200)	-	-
Total revenues	1,663	1,772	385	1,635	29	357	-	(200)	2,077	3,564
Segment profit (loss)	(302)	(292)	80	237	19	101	-	-	(203)	46
Unallocated income and expenses:										
Exchange gains (losses)									247	225
Other income									152	68
Selling and servicing expenses									(49)	(178)
Administrative expenses									(441)	(791)
Impairment losses on equipment									(598)	(85)
Management benefit expenses									(9)	(13)
Share of income from investments in associate									-	21
Finance cost									(627)	(575)
Corporate income tax									(33)	(18)
Net loss for the period									(1,561)	(1,300)

Transfer prices between business segments are set out as described in Note 3 to the financial statements.

13. International long-distance telephone income from neighbouring countries and other value added service income

13.1 International long-distance telephone income from the neighbouring countries

In accordance with the TOT income computation, income from long-distance telephone services provided to neighbouring countries was computed based on the difference between the number of calls from and to the neighbouring countries through the TOT Gateway. It is the Company's policy to recognise revenue from international long-distance calls from and to neighbouring countries only when such revenue can be reliably estimated.

13.2 Other value added service income

The Company earns income from other value added services, such as T-Pin, T-SMS and ADSL, etc, for which the rates of income sharing are pending agreement, and under negotiation, with TOT. Therefore, the Company has recorded the income sharing at the same rates applied to the value added services or at the rate initially agreed with TOT as described in Note 4 to the financial statements.

14. Expenses by nature

The significant expenses classified by nature for the six - month periods ended June 30, 2010 and 2009 are as follows :

(Unit: Million Baht)

	Consolidated financial statements			
	For the three - month period ended June 30,		For the six - month period ended June 30,	
	2010	2009	2010	2009
Depreciation and amortisation	739	815	1,502	1,546
Telecom network service fees	218	698	460	1,607
Salary and wages and other employee benefits	169	227	338	577
Doubtful accounts and bad debts	-	42	-	71
Repair and maintenance	66	83	136	169
Utility expenses	62	66	116	118
Sales promotion expenses	9	70	14	125
Impairment losses on equipment	598	85	598	85

(Unit: Million Baht)

	Separate financial statements			
	For the three - month period ended June 30,		For the six - month period ended June 30,	
	2010	2009	2010	2009
Depreciation and amortisation	711	808	1,450	1,506
Telecom network service fees	105	102	209	206
Salary and wages and other employee benefits	168	213	336	546
Doubtful accounts and bad debts	196	-	197	-
Repair and maintenance	65	80	135	160
Utility expenses	60	61	111	111
Sales promotion expenses	9	2	14	5
Impairment losses on equipment	598	-	598	-

15. Basic loss per share

Basic loss per share is calculated by dividing the net loss for the period by the weighted average number of ordinary shares in issue during the period.

No calculatiòn diluted loss per share for the three - month and six-month periods ended June 30, 2010 and 2009 since the exercise price to purchase ordinary shares are higher than the average market price for the period.

16. Commitment and contingent liabilities with unrelated parties

16.1 The Company with unrelated parties had entered into agreements with various companies, both local and overseas, for the purchase and installation of equipment, to providing telephone services. As of June 30, 2010, the Company had payment commitments amounting to Baht 50 million in respect of the equipment under the foresaid agreements.

16.2 The subsidiary had entered into car rental agreement. The agreement is valid for 4 years. As of June 30, 2010, the subsidiary had payment commitments as follows:

	Unit : Million Baht
Payable within:	
Less than 1 year	2
1 to 4 years	3

16.3 The National Telecommunications Commission (NTC) granted licenses to the subsidiaries as follows:

Company	Type of license	Authorised service	Periods
TT&T Subscriber Services Co., Ltd.	Type I	Internet service	August 18, 2009 - August 17, 2014
	Type I	International calling card service	August 9, 2009 - August 8, 2014
	Type I	Public telephone service	July 10, 2009 - July 9, 2014
Triple T Global Net Co., Ltd.	Type I	Internet service	September 15, 2008 - September 14, 2014
	Type I	International calling card service and public telephone service	October 24, 2009 - October 23, 2014
	Type II	International internet gateway service and internet network	January 10, 2007 - January 9, 2012
	Type II	Telecom service	December 7, 2007 - December 6, 2022
	Type III	Telecom service	November 22, 2007 - November 21, 2027

The subsidiaries have an obligation to pay license fee and comply with certain conditions as stated in the licenses.

16.4 The Company entered into agreements hiring three persons to fill executive positions, on August 8, 2008 and January 19, 2009. These agreements contain conditions that place obligations on the Company, such that when the executives leave employment with the Company, whether by voluntary resignation or through termination, the Company may pay compensation totaling Baht 63 million. One of the executives is to receive compensation in an amount equal to the latest salary he receives in the month notice of termination is given multiplied by the number of working months remaining until his retirement date (at the date of the agreement this was equal to 138 months), and, as a benefit, a Mercedes Benz S 350 is to be provided as a car with the position. The other 2 executives are to receive compensation in an amount equal to the latest salary they receive in the month notice of termination is given multiplied by 60 months and 36 months, respectively. It appears that the Company has never previously entered into contracts granting this type of entitlement. The contracts were made with directors nominated by the major shareholder, with whom all three directors were previously employed. No approval of these agreements by the Remuneration Committee has been noted. In addition, the conditions do not appear to have been presented to the Audit Committee or the Board of Directors for consideration or acknowledgement, even though they fall under the definition of related transactions of material value. Under the regulations of the Stock Exchange of Thailand such transactions are those with a value of between 0.03% and 3% of a company's net tangible assets, or Baht 2 to 227 million, and approval must be sought for them from the Board of Directors. The Company has informed the Stock Exchange of Thailand on November 6, 2009.

17. Disputes between the Company and TOT

17.1 Change in status of TOT

The Company filed a lawsuit against TOT requesting the Central Administrative Court to order TOT to act in compliance with Clause 37 of the Joint Undertaking Agreement, which states that "In case of any change in the status of TOT, all powers and authority held by TOT, including the power to stipulate the maintenance standards, shall not be transferred to any private agency to the extent that the private agency would have the power to supervise and control the Company. In such event, all of the powers and authority held by TOT shall be vested in the Ministry of Transport and Communications". The Central Administrative Court accepted the Company's case for consideration on August 5, 2003. On May 10, 2005, the Central Administrative Court judged in favour of the Company and TOT appealed against this decision. On February 25, 2009, the Supreme Administrative Court affirmed the judgment of the Central Administrative Court that TOT is to desist from exercising authority in those areas where oversight of telecommunications business operations are under the authority of held by TOT which involved NTC were stopped.

17.2 Reimbursement from TOT in bringing and/or allowing other persons to bring "Value added services under the Joint Operate and Joint Investment Agreement" on to the Company's basic telephone network

On April 8, 2005, the Company submitted an arbitration claim with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, in order to claim against TOT for the reimbursement in bringing and/or allowing other persons to bring value added services on to the Company's basic telephone network, according to the Joint Operate and Joint Investment Agreement between TOT and the Company.

On April 4, 2008, the Company received a ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, dated March 31, 2008, stating that the Arbitrator panel ordered TOT to pay remuneration amounting to Baht 23,778 million, including interest, to the Company for utilising the value added services through the Company's network, pursuant to the Joint Operate and Joint Investment Agreement between TOT and the Company, up to date the award was rendered. In addition, TOT is to pay remuneration for such utilisation to the Company, from April 1, 2005 until the end of the Joint Operate and Joint Investment Agreement. On May 7, 2008, the Company filed a petition with

the Civil Court requesting the Court order to enforce TOT to comply with the judgment of the arbitrator. However, on August 22, 2008 TOT filed an objection the Company's petition requesting for the Enforcement of the Arbitration Awards. The Civil Court informed the Company and TOT that this case was being forwarded to the secretary of the Office of the Administrative Court. On January 30, 2009, the Civil Court informed TOT and the Company that both the Central Administrative Court and the Civil Court had the same opinion that the Joint Operate and Joint Investment Agreement is an administrative contract. Therefore, this case was in the jurisdiction of the Central Administrative Court, in this reason the case was transferred to the Central Administrative Court.

On July 1, 2008, TOT filed a petition with the Central Administrative Court seeking to overturn of the judgment of Thai Arbitration Institute, and the Company submitted objections to the petition of TOT to the Central Administrative Court on December 15, 2008. On January 22, 2010, the Company submitted an additional testimony according to the Central Administrative Court order. At present, the dispute is in the process of being considered by the Central Administrative Court. The Company has not reflected the receipt of any of the awards in these financial statements.

17.3 The reduction of tariff for telephone service

TOT, True Corporation Plc. (formerly known as Telecom Asia Corporation Plc.) and the Company mutually agreed on a tariff reduction scheme for market testing for domestic long-distance telephone calls, by applying a service fee rate that was lower than the basic rate as stated in the Joint Operate and Joint Investment Agreement. Subsequently, TOT advised the Company that TOT would further extend the use of the flexible service fee rate for market testing, but the Company did not agree to this and therefore, all three contracting parties were obliged to revert to using the tariff rate as stipulated in the Joint Operate and Joint Investment Agreement. However, TOT continued to use the reduced rate even after the extension agreement expired. Under the Joint Operate and Joint Investment Agreement, the Company, which has been authorised by TOT to issue invoices for the service fees, is required to issue invoices at the same rate as TOT. Consequently, the adjustment of the service fee rate under the Joint Operate and Joint Investment Agreement has caused a severe reduction in the Company's share of income, thereby causing significant impact to the Company's financial position and/or the results of its operations under the Joint Operate and Joint Investment Agreement. After discussions with TOT, the Company sent a letter to TOT advising them of the impact. Despite this, TOT continued with the adjustment of the service fee rate. At the same time, TOT denied any breach of agreement and has counterclaimed that the Company should pay for the revenue loss based on the normal rate.

The Company's legal advisor had given the opinion that the Company has charged the telephone service fee at the same rate as that charged by TOT in compliance with the terms of the Joint Operate and Joint Investment Agreement. Therefore, TOT has no right to claim that the Company was in breach of the agreement and was not entitled to claim any related damages.

On October 21, 2005, the Company lodged a petition with the Thai Arbitration Institute, claiming for compensation from TOT for losses suffered as a result of the adjustment of domestic long-distance charges and the a reduction of revenue sharing from international calls from CAT Telecom Plc., amounting to Baht 2,355 million. TOT submitted a statement of dispute and a counterclaim whereby it restated the amount of revenue that the Company has yet to submit at approximately Baht 1,641 million.

On September 1, 2009, the Arbitrator panel rendered a judgment on the dispute in black case number 116/2548 and red case number 74/2552, whereby it ordered TOT to compensate the Company for damages plus interest in the amount of Baht 2,554 million, for TOT's breach of the concession contract. The Company received the ruling from the Thai Arbitration Institute, the Alternative Dispute Resolution Office, and the Office of the Judiciary on September 4, 2009. The Company has not reflected the receipt of any of the awards in these financial statements.

On September 18, 2009, TOT sent a letter to the Company, stating that TOT will file a petition with the Central Administrative Court seeking to overturn the judgment of the arbitrator within 90 days from the date when the Office of the Attorney General received a copy of the judgment (September 9, 2009).

On January 8, 2010, the Central Administrative Court informed the Company that TOT had submitted an application for revoking the Thai Arbitration Institute's judgment, and instructed the Company to submit a protest to the Court within 30 days from the date of receiving the letter. The Company had submitted the request for an extension, and the Central Administrative Court had granted as requested. On May 20, 2010, the Company had submitted objections to the request of TOT to withdraw the judgement to the Central Administrative Court, which is under the Court's consideration.

17.4 Logos on public payphone booths

On September 27, 2005, TOT submitted a case to the Thai Arbitration Institute demanding the Company affix the TOT logo on public telephones and telephone booths, and make payment for all damages resulting from affixing TT&T logos on the payphones and booths, from October 1997 to September 2005, inclusive, totaling Baht 382 million, plus related interest of 7.5% per annum until final payment. The Company considered that the fixing of the Company's logo on the public phone booths was not done primarily for the purpose of business advertising, but was rather for the purpose of maintenance of the assets, as the logo identifies who is responsible for repairing the equipment. Therefore, pending the outcome of this matter, the Company has not made any provision for any claim in the Company's financial statements. On December 16, 2005, the Company filed a defence and a counterclaim with the Thai Arbitration Institute. TOT filed its defence of the Company's counterclaim on February 9, 2006. The Company submitted a statement to the Thai Arbitration Institute requesting it to cease consideration of this dispute. The Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483 until the cause of cessation ends. When consideration can recommence, the parties to the disputer should notify to the Thai Arbitration Institute.

17.5 Equipment transfer

On October 10, 2005, TOT sent a letter to the Company, requesting payment of compensation for loss of benefit and the cost of damages caused by non-transfer of equipment for the additional extension of the network of 122 telephone exchanges, amounting Baht 162 million and non-transfer of the SDH equipment, amounting Baht 3,263 million. Upon receiving this request the Company sent a letter to TOT requesting them to provide the Company with the details of the loss of benefit and the cost of damages for investigation. On December 20, 2005, TOT sent a letter informing the Company only of the method of calculating compensation for loss of benefit, with no mention of the cost of equipment. At present, the Company is in discussion with TOT regarding the form and the procedures for improving property registration by focusing on speedy and accurate action, since after the transfer of ownership of property, the Company has sole right to use, to occupy and to maintain, as well as the sole right to seek interests in the property. The Company is obliged to deliver all received revenue to TOT and in turn TOT is to allot part of this revenue to the Company. In the past, both companies had correctly performed their obligators. The Company believes that on the basis of details provided, the claim by TOT regarding this matter is unjustified and can be defended, and accordingly no provision has been made in respect of this claim in the financial statements.

17.6 Building of DLC System

On January 11, 2006, TOT submitted an arbitration claim against the Company with the Thai Arbitration Institute, the Alternative Dispute Resolution Office, the Office of the Judiciary, with respect to the building of the DLC System and the Company's non-authorised use of telephone numbers in the Samutsakhorn Industrial Estate without approval by TOT. TOT claimed damages of Baht 39.8 million covering the period from April 2003 to December 2005.



On January 19, 2006, the Company received a copy of TOT's arbitration claim. The Management of the Company considered that, the Company has acted fully within its rights under the terms of the Joint Operate and Joint Investment Agreement between TOT and the Company; the Company had delivered all received revenue to TOT. There were therefore no damages to be claimed by TOT and TOT received such revenue sharing, and no provision had been made in respect of this claim in the financial statements. On March 2, 2006, the Company filed a defence of such claim with the Thai Arbitration Institute, and submitted a statement requesting considering this dispute. The Thai Arbitration Institute ordered that it ceased such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When the consideration can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

17.7 T-Pin, T-SMS, ADSL and T-Card services

TOT submitted for arbitration a dispute concerning its request for the Company to submit revenue sharing of T-Pin, T-SMS and ADSL services during the early stage of operations as well as the additional revenue sharing from T-Card service, together totaling Baht 111 million. On October 17, 2007, the Company, as the objector, prepared and submitted a statement of objection and a counterclaim the amount of Baht 521 million, including interest, seeking to have TOT pay, and submitted a statement requesting that it ceased consideration of this dispute. The Thai Arbitration Institute ordered such a cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of cessation is resolved. When deliberation is able to proceed, the parties to the dispute should inform the Thai Arbitration Institute.

17.8 Revenues from long-distance telephone service at economic price

Since the 1st quarter of 2006, the Company has received correspondence from TOT regarding Y-Tel 1234 revenue. The Company and TOT are in the process of providing clarification of or reaching a conclusion on this matter.

17.9 Criminal complaint filed by TOT

TOT filed criminal complaint against the Company with police officers in various areas, alleging that the Company used network equipment that was transferred to TOT for procuring benefit without permission, which constitutes a criminal act.

However, at present, the inquiry official or police and/or public prosecutors have yet to order legal proceeding against the Company in some areas.

17.10 Criminal cases between TOT and the Company

On February 6, 2008, TOT filed a criminal case with Phuket Provincial Court, alleging that the Company and its directors had used network equipment that had been transferred to TOT without permission.

On April 21, 2008, the Company countersued in a criminal case lodged with the Phuket Provincial Court alleging that TOT had made a false statement in filing the above criminal case against the Company.

On May 20, 2009, according to the Meeting No. 1/2552 of coordinate committee pursuant to section 31 of the Joint Operate and Joint Investment Agreement between TOT and the Company, the committee had reached the conclusion that all pending criminal and civil cases relating to criminal cases shall be terminated. Both parties were required to propose for approval with details and consequences from the cases.

On July 9, 2009, the Company had already withdrawn the criminal case with the Phuket Provincial Court.

At present, the criminal case in which TOT is the plaintiff has been set for the continued reconciliation by the court on October 13, 2010.

17.11 The excess payments of revenue sharing to the Company under the Joint Operate and Joint Investment Agreement

On January 22, 2008, TOT submitted a claim to the Thai Arbitration Institute, seeking the return from the Company of the excess revenue sharing that the Company had received from TOT under the Joint Operate and Joint Investment Agreement, amounting to Baht 700 million, together with interest. The Company believes that the claimed amount is the excise tax that the Company deducted from the revenue sharing with TOT and submitted to the Excise Department, in compliance with a 2003 Cabinet resolution. As the respondent, the Company received a copy of the complaint and submitted a request to the Thai Arbitration Institute for an extension of the time for submission of its response. The Thai Arbitration Institute granted the Company an extension until May 9, 2008. The Company submitted a statement to the Thai Arbitration Institute requesting that it cease consideration of this dispute, and the Thai Arbitration Institute ordered such cessation pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483, until the cause of the cessation is resolved. When the consideration of the dispute can proceed, the parties to the dispute should inform the Thai Arbitration Institute.

17.12 TOT filing application to attend creditors' meeting called to select a plan preparer of the Company

On December 19, 2008, TOT filed on application to attend the creditors' meeting called to select a plan preparer, on the grounds that the Company owed a principal amount of Baht 28,297 million, and interest of Baht 1,703 million, calculated up to the date of issuing the court order for business reorganization, on a total amount of Baht 30,000 million, which included debts from normal transactions of Baht 352 million (the Official Receiver accepted a figure of Baht 345 million for voting purposes) included in the liabilities in the financial statements, and the remaining amount of Baht 29,648 million (the Official Receiver accepted a figure of Baht 21,590 million for voting purposes) comprised the disputes as disclosed above, other disputes and all disputes that the Thai Arbitration Institute ceased considering pursuant to Section 90/12(4) of the Bankruptcy Act B.E. 2483.

Notwithstanding, the Official Receiver issued an order to allow TOT to have voting rights at the creditors' meeting based on indebtedness amounting to Baht 21,935 million. On January 14, 2009, the Official Receive announced a resolution of creditors meeting that the Company was appointed as a plan preparer. However, certain loan creditors had objected to the appointment of the Company as the plan preparer and a meeting between the Official Receiver and the creditors was scheduled on May 12, 2009 to consider the objection. Later, the creditors requested to withdrew the objection and the court allowed and dismissed the pending case because the Central Bankruptcy Court, on April 8, 2009, issued an order to the Official Receiver to recall the meeting of creditors within 40 days to elect a new plan preparer.

The second creditors' meeting was held on May 18, 2009 in which the Company and P Planner Co., Ltd. (presented by Avenue Asia) were two candidates for a new plan preparer. The Official Receiver declared that there were two creditors whose voting rights were objected to and continued the meeting to elect a new rehabilitation plan preparer. The meeting was interrupted because a meeting attendee had objected to the declared liability of a creditor. The Official Receiver adjourned the meeting and announced that the next meeting would be held on June 2, 2009.

On June 2, 2009, the Official Receiver announced that those two creditors whose voting rights were previously objected to had the voting rights in the creditors' meeting and announced the creditors' meeting result that P Planner Co., Ltd. was appointed as the rehabilitation plan preparer for the Company pursuant to section 90/17 of the Bankruptcy Act B.E. 2483. In this regard, the Central Bankruptcy Court ordered that TOT had voting rights in the creditors' meeting with liabilities amounting to Baht 4,849 million (the latest liability that TOT claimed to the Official Receiver is total Baht 30,285 million).

After the court ordered the appointment of plan preparer, creditors may then file claims for settlement of debts. The Company has the right to inspect and dispute claims with which the Company disagrees. The Company continues to dispute the sums claimed by creditors and has a further opportunity to object to these debts at the proof of debt stage of the rehabilitation process. Consequently, it has continued to disclose of these items as contingent liabilities rather than providing for all, or part, of these sums, as liabilities in the financial statements.

On October 29, 2009, TOT filed claims for 63 debts, on the grounds that the Company owed principal of Baht 29,938 million, interest of Baht 7,049 million and VAT of Baht 1,722 million, or a total amount of Baht 38,709 million. On January 12, 2010, the Company submitted a protest against TOT's claim to the Official Receiver. At present, the case has been under the process of inquiring debtors by the Official Receiver.

17.13 Complaints between a subsidiary and TOT

In 2008, TT&T SS was sued by TOT seeking compensation in the amount of Baht 24 million and alleging that the TT&T SS had illicitly used telephone signal and internet protocol of TOT. The case is under consideration by the Court. The management of TT&T SS is confident that no significant losses will be incurred as a result of the lawsuits and no provision has therefore been made against the contingent liability in the accounts.

18. Reclassification

Certain amounts in the balance sheets as of December 31, 2009 and income statement for the three - month and six-month periods ended June 30, 2009 have been reclassified to conform to the current period classification but with no effect to previously reported net loss or shareholders' equity. The reclassifications are as follows:

(Unit: Million Baht)

	Consolidated financial statements		Separate financial statements	
	As reclassified	As previously reported	As reclassified	As previously reported
Balance sheet				
Trade accounts receivable - net	3,010	2,836	3,293	3,121
Input tax pending payments	178	171	91	84
Accrued services income	-	127	-	126
Other current assets - others	88	87	28	26
Property, plant and equipment - net	4,875	4,754	4,417	4,297
Deferred costs of equipment - net	20,227	20,349	20,264	20,386
Other non-current assets	98	96	60	58
Trade accounts payable	3,253	3,167	2,386	2,300
Unearned revenue	79	117	20	58
Undue output tax	181	174	92	86
Statements of income				
For the three - month period ended June 30, 2009				
Revenues from telecommunication services	719	720	-	-
Sales and services income	88	90	-	-
Other income	41	40	-	-
Cost of sales and services	1,725	1,582	1,114	948
Selling and servicing expenses	89	63	21	2
Administrative expenses	360	614	275	460
Impairment losses on equipment	85	-	-	-
For the six - month period ended June 30, 2009				
Revenues from telecommunication services	1,635	1,636	-	-
Sales and services income	157	156	-	-
Other income	68	69	-	-
Cost of sales and services	3,519	3,228	2,102	1,783
Selling and servicing expenses	178	125	59	5
Administrative expenses	790	1,220	642	1,014
Impairment losses on equipment	85	-	-	-

19. Approval of interim financial statements

These interim financial statements were authorised for issue by the rehabilitation plan preparer on August 9, 2010.

